As filed with the Securities and Exchange Commission on June 3, 2009.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Domtar Corporation

(Exact name of Registrant as specified in its Charter)

Delaware	2621	20-5901152
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Domtar Corporation

395 de Maisonneuve Blvd. West

Montreal, Québec

Canada H3A 1L6

(514) 848-5555

(Address (including zip code) and telephone number (including area code) of Registrant’s principal executive offices)

See Next Page for Co-Registrants

Zygmunt Jablonski

Senior Vice-President and General Counsel

395 de Maisonneuve Blvd. West

Montreal, Québec

Canada H3A 1L6

(514) 848-5555

(Name, address (including zip code) and telephone number (including area code) of agent for service)

Copies of Communications to:

Alan H. Paley, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6694	Walter A. Looney Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale of the securities to the public: Promptly after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(1)	Amount of registration fee(1)
Senior Notes	$—	100%	$—	$—
Guarantees of Senior Notes(2)	$—	*	*	None(2)

(1)	An indeterminate amount of senior notes to be offered at an indeterminate price is being registered pursuant to this registration statement. The registrant is deferring payment of the registration fee pursuant to Rule 456(b) and is omitting this information in reliance on Rule 456(b) and Rule 457(r).

(2)	Pursuant to Rule 457(n), no separate filing fee is required for the guarantees.

OTHER REGISTRANTS

Name of registrant	Jurisdiction of organization	Primary standard industrial classification code	IRS employee identification number	Address of principal executive office

Conbord Inc.	Delaware	2621	52-1675212	100 Kingsley Park Dr. Fort Mill, SC, 29715-6476 U.S.A.

Domtar A.W. LLC	Delaware	2621	52-2326681	100 Kingsley Park Dr. Fort Mill, SC, 29715-6476 U.S.A.

Domtar Industries Inc.	Delaware	2621	25-1157103	100 Kingsley Park Dr. Fort Mill, SC, 29715-6476 U.S.A.

Domtar Maine LLC	Delaware	2621	52-2326683	100 Kingsley Park Dr. Fort Mill, SC, 29715-6476 U.S.A.

Domtar Paper Company, LLC	Delaware	2621	20-5915351	100 Kingsley Park Dr. Fort Mill, SC, 29715-6476 U.S.A.

Domtar Wisconsin Dam Corp.	Wisconsin	2621	52-2332632	100 Wisconsin River Drive Port Edwards, WI, 54469 U.S.A.

E.B. Eddy Paper, Inc.	Delaware	2621	38-2752673	1700 Washington Ave. P.O.Box 5003 Port Huron, MI, 48061, U.S.A.

Port Huron Fiber Corporation	Michigan	2621	38-3147230	1700 Washington Ave. P.O.Box 5003 Port Huron, MI, 48061, U.S.A.

Ris Paper Company, Inc.	New York	2621	13-5585947	50 River Center Blvd., Suite 260, Covington, KY 41011 U.S.A.

St. Croix Water Power Company	Maine	2621	93-6028871	100 Kingsley Park Dr. Fort Mill, SC, 29715-6476 U.S.A.

The information in this preliminary prospectus is not complete and may be changed. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated June 3, 2009

Preliminary Prospectus

Domtar Corporation

$250,000,000

    % Senior Notes due 2017

Interest payable      and

Domtar Corporation is offering $250,000,000 aggregate principal amount of     % senior notes due 2017 (the “notes”). We will pay interest on the notes on                      and                      of each year, beginning on                     , 2009. The notes will mature on     , 2017.

We may not redeem the notes at any time prior to maturity, except pursuant to a make-whole provision described under “Description of the notes—Optional redemption.”

The notes will be our general unsecured senior obligations and will rank equally with all of our other unsecured and unsubordinated obligations. The notes will be effectively subordinated to our existing and future secured debt, including our indebtedness under the Credit Agreement, as defined below under “Helpful information,” to the extent of the value of the assets securing such debt. The notes will be fully and unconditionally guaranteed on an unsecured, senior basis by our direct and indirect, existing and future, U.S. wholly-owned subsidiaries which guarantee our indebtedness under the Credit Agreement, subject to certain exceptions. Any U.S. subsidiary (other than U.S. subsidiaries of our non-U.S. subsidiaries) that in the future guarantees our indebtedness or guarantees the indebtedness of any of our subsidiaries under the Credit Agreement, or any of our other indebtedness, will also fully and unconditionally, jointly and severally, guarantee the notes. See “Description of the notes—Subsidiary guarantors.”

If we experience certain change of control events, unless we have exercised our right to redeem all of the notes, each holder will have the right to require us to repurchase all or any part of such holder’s notes at a purchase price in cash equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to, but excluding, the date of purchase, as described under “Description of the notes—Change of control.”

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

Investing in the notes involves risks. As you review this prospectus, you should carefully consider the matters described in “Risk factors” beginning on page 11.

	Public offering price(1)	Underwriting discount	Proceeds before expenses to Domtar

Per Note	%	%	%
Total	$	$	$
(1)	Plus accrued interest, if any, from , 2009

We expect that the notes will be ready for delivery in book-entry form only through The Depository Trust Company (“DTC”), on or about                     , 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint book-running managers

J.P. Morgan	Morgan Stanley

Co-managers

Banc of America Securities LLC	RBC Capital Markets	Scotia Capital
BMO Capital Markets	CIBC World Markets Corp.	Citi
Desjardins Securities International Inc.	Deutsche Bank Securities	Goldman, Sachs & Co.
NBF Securities (USA)		TD Securities
Fortis Securities LLC		Rabo Securities USA, Inc.

                    , 2009.

This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”). You should rely only on the information contained in this prospectus, any related free writing prospectus issued by us (which we refer to as a “company free writing prospectus”), and the documents incorporated by reference in this prospectus or to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus and any related company free writing prospectus do not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus and any related company free writing prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. You should not assume that the information contained in this prospectus and any related company free writing prospectus or any document incorporated by reference is accurate as of any date other than the date of the applicable document. Neither the delivery of this prospectus and any related company free writing prospectus nor any distribution of securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated by reference into this prospectus and any related company free writing prospectus or in our affairs since the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

You should read this prospectus together with the additional information described under the heading “Where you can find more information.” For more details, you should read the exhibits filed with the registration statement of which this prospectus is a part. In this prospectus, “Domtar,” “we,” “us,” “our,” and the “Company” refer to Domtar Corporation, unless otherwise indicated or the context otherwise requires.

The Company’s executive head office is located at 395 de Maisonneuve Blvd. West, Montreal, Québec, Canada H3A 1L6 and its telephone number is (514) 848-5555.

i

Helpful information

In this prospectus:

•

“Arrangement” means the arrangement in accordance with Section 192 of the Canada Business Corporation Act that resulted in the Company indirectly owning all of the outstanding Domtar Inc. common shares;

•	“Closing Date” refers to the closing date of the Transactions and means March 7, 2007;

•

“Contribution” means the transfer by Weyerhaeuser of the Weyerhaeuser Fine Paper Business to certain subsidiaries of the Company in exchange for a number of shares of Company common stock and $1.35 billion in cash;

•

“Credit Agreement” means the credit agreement, dated as of March 7, 2007, as amended, among the Company, Domtar Paper Company, LLC and Domtar Inc., as borrowers, J.P. Morgan Chase Bank, N.A., as administrative agent, Morgan Stanley Senior Funding, Inc., as syndication agent, Bank of America, N.A., Royal Bank of Canada and The Bank of Nova Scotia, as co-documentation agents, and the lenders from time to time parties thereto;

•

“Distribution” means the distribution by Weyerhaeuser of its shares of Company common stock to the holders of Weyerhaeuser common shares and Weyerhaeuser exchangeable shares pursuant to an exchange offer;

•	“Exchange Act” means the Securities Exchange Act of 1934, as amended;

•	“Exchangeco” means Domtar (Canada) Paper Inc., a British Columbia corporation and a subsidiary of the Company;

•	“exchangeable shares” means the exchangeable shares of Exchangeco;

•	“GAAP” means accounting principles generally accepted in the United States;

•	“Predecessor” means the Weyerhaeuser Fine Paper Business;

•

“Transaction” or “Transactions” means the series of transactions whereby the Weyerhaeuser Fine Paper Business was transferred to the Company and the Company acquired Domtar Inc., including the Contribution, the Distribution and the Arrangement;

•	“U.S.” means United States;

•	“Weyerhaeuser” means Weyerhaeuser Company and, unless the context otherwise requires, its subsidiaries;

•	“Weyerhaeuser Fine Paper Business” means the fine paper and related businesses that were transferred by Weyerhaeuser to the Company as part of the Contribution; and

•	“$” or “dollar” means U.S. dollar.

Forward-looking statements

This prospectus and other materials the Company has filed or will file with the SEC (as well as information included in the Company’s other written or oral statements) may contain forward-looking statements relating to trends in, or representing management’s beliefs about, Domtar’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements are generally denoted by the use of words such as “anticipate,” “believe,” “expect,” “intend,” “aim,” “target,” “plan,” “continue,” “estimate,” “project,” “may,” “will,” “should” and similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties and other factors that could cause actual results to differ materially from historical results or those anticipated. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will occur, or if any occurs, what effect they will have on Domtar’s results of operations or financial condition. These factors include, but are not limited to:

•	the effect of conditions in the global capital and credit markets and the economy generally, particularly in the U.S. and Canada;

•	market demand for the Company’s products, which may be tied to the relative strength of various U.S. and/or Canadian business segments;

•	product selling prices;

•	raw material prices, including wood fiber, energy and chemical;

•	performance of the Company’s manufacturing operations, including unexpected maintenance requirements;

•	the level of competition from domestic and foreign producers;

•	the effect of, or changes in, forestry, land use, environmental and other governmental regulations, and accounting regulations;

•	the effect of weather and the risk of loss from fires, floods, windstorms, hurricanes and other natural disasters;

•	transportation costs;

•	the loss of current customers or the inability to obtain new customers;

•	legal proceedings;

•	changes in asset valuations, including writedowns of property, plant and equipment, inventory, accounts receivable or other assets for impairment or other reasons;

•	changes in currency exchange rates, particularly the relative value of the U.S. dollar to the Canadian dollar;

•	the effect of timing of retirements and changes in the market price of Company common stock on charges for stock-based compensation;

•	performance of pension fund investments and related derivatives;

•	the other factors described under “Risk factors” herein; and

•	other risks that we identify in our most recent Annual Report on Form 10-K and our subsequently filed quarterly and current reports, each of which is incorporated herein by reference.

You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this prospectus. Unless specifically required by law, the Company assumes no obligation to update or revise these forward-looking statements to reflect new events or circumstances. You should carefully review the section captioned “Risk factors” in this prospectus for a more complete discussion of the risks and uncertainties of an investment in the notes offered hereby. You should also carefully review the reports that we file with the SEC, including our most recent Annual Report on Form 10-K and our subsequently filed quarterly and current reports, each of which is incorporated herein by reference.

Summary

The following summary highlights certain information contained elsewhere in this prospectus and in documents incorporated herein by reference. It does not contain all the information that you should consider before deciding to invest in the notes, including information that may be important to you. You should carefully review this entire prospectus, including the section entitled “Risk factors” and the Company’s financial statements and accompanying notes to those financial statements, which are incorporated by reference in this prospectus, and the other documents incorporated in this prospectus by reference. See “Where you can find more information.”

The Company

The Company is the largest integrated manufacturer and marketer of uncoated freesheet paper in North America and the second largest in the world based on production capacity. It is also a manufacturer of papergrade, fluff and specialty pulp. The Company designs, manufactures, markets and distributes a wide range of paper products for a variety of customers, including merchants, retail outlets, stationers, printers, publishers, converters and end-users. The Company has three business segments: Papers, Paper Merchants and Wood. For the last twelve months ended March 31, 2009, the Company had revenues of $6.0 billion, of which approximately 80% was from the Papers segment, approximately 16% was from the Paper Merchants segment and approximately 4% was from the Wood segment.

Business segments

The Company operates in the three reportable segments described below. Each reportable segment offers different products and services and requires different manufacturing processes, technology and/or marketing strategies. The following summary briefly describes the operations included in each of the Company’s reportable segments:

Papers

The Company’s Papers segment represents the aggregation of the manufacturing and distribution of business, commercial printing and publication, and converting and specialty papers, as well as market pulp.

Paper merchants

The Company’s Paper Merchants segment involves the purchasing, warehousing, sale and distribution of the Company’s paper products and those of other paper manufacturers. These products include business and printing papers and certain industrial products.

Wood

The Company’s Wood segment comprises the manufacturing and marketing of lumber and other specialty and industrial wood products and the management of forest resources.

Competitive strengths

The Company believes that its competitive strengths provide a solid foundation for the execution of its business strategy:

Leading market position.    The Company is the largest integrated manufacturer and marketer of uncoated freesheet paper in North America and the second largest in the world based on production capacity. This leading market position provides the Company with key competitive advantages, including economies of scale, wider sales and marketing coverage and a broad product offering, such as business, printing and publishing and converting and specialty paper grades.

Efficient and cost-competitive assets.    The Company’s papers business is comprised of a mix of assets which allow it to be a low-cost producer of high volume papers and an efficient producer of value-added specialty papers. The Company’s six largest mills focus on production of high volume copy and offset papers while the others focus on the production of value-added paper products where quality, flexibility and service are key determinants. Most of the Company’s paper production is at mills with integrated pulp production and cogeneration facilities, reducing its exposure to price volatility for purchased pulp and energy.

Proximity to customers.    The Company has a broad distribution and manufacturing footprint completed by converting and distribution operations located across North America. This proximity to customers provides opportunities for enhanced customer service and the minimization of freight distance, response time and delivery cost, which constitute key competitive advantages, particularly in the high volume copy and offset paper grades market segment. Customer proximity also allows for just-in-time delivery of high demand paper products in less than 48 hours to most major North American cities.

Strong franchise with attractive service solutions.    The Company sells paper to multiple market segments through a variety of channels, including paper merchants, converters, retail companies and publishers throughout North America. In addition, the Company maintains a strong market presence through its ownership of the Domtar Distribution Group. The Company will build on those positions by maximizing its strengths with centralized planning capability and supply-chain management solutions.

High quality products with strong brand recognition.    The Company enjoys a strong reputation for producing high quality paper products and markets some of the most recognized and preferred papers in North America, including a wide range of business and commercial printing paper brands, such as Cougar®, Lynx® Opaque, Husky® Offset, First Choice® , and Domtar EarthChoice® Office Paper, part of a family of environmentally and socially responsible paper.

Experienced management team with proven integration expertise.    The Company’s management team has significant experience and a record of success in the North American paper industry, including with respect to business integration issues. To support the management team, the Company believes its employees’ expertise and know-how help create operational efficiencies and enable the Company to deliver improved profitability from its manufacturing operations.

Strategic initiatives and financial priorities

The Company’s goal is to be recognized as the supplier of choice of branded and private branded paper products for consumer channels, stationers, merchants, printers and converters in North America. The Company has implemented the following business strategies in order to enhance cash flow and generate shareholder value:

Build customer loyalty and balance the Company’s production with its customers’ demand.    The Company is building on the successful relationships that it has developed with key customers to support their businesses and to provide inventory reduction solutions through just-in-time delivery for the most-demanded products. The Company believes that it is a supplier of choice for customers who seek competitively-priced paper products and services.

Increase depth of product offerings including the Company’s offering of environmentally and ethically responsible line of papers.    The Company believes that it is delivering improved service to customers through increased depth of product offerings and greater access to volume. The Company believes the development of EarthChoice®, a line of environmentally and socially responsible paper, is providing a platform upon which to expand its offerings to customers. The EarthChoice® line of papers, a product line endorsed and supported by leading environmental groups, offers customers solutions and peace of mind through the use of a combination of Forest Stewardship Council (FSC) virgin fiber and recycled fiber. FSC is the certification recognized by environmental groups as the most stringent and is third-party audited.

Focus on free cash flow generation and maintain financial discipline.    The Company believes that value creation is achieved by operating its assets efficiently and reducing manufacturing costs while managing its capital expenditures effectively and minimizing working capital requirements. An objective of the Company is to generate free cash flow by reducing discretionary spending, reviewing procurement costs and pursuing the balancing of production and inventory control.

Conduct operations in a sustainable way.    Customers and end-users as well as all stakeholders in communities where the Company operates seek assurances from the pulp and paper industry that resources are managed in a sustainable manner. The Company strives to provide these assurances by certifying its forest, manufacturing and distribution operations and the Company intends to subscribe to internationally recognized environmental management systems, namely ISO 14001.

Recent developments

The tender offer

On May 19, 2009, the Company commenced an offer to purchase (the “Tender Offer”) for cash up to an aggregate principal amount of $250,000,000 (the “Tender Cap”) of its outstanding 7.875% notes due 2011 (the “7.875% notes due 2011”). As of 5:00 p.m., New York City time, on June 1, 2009, approximately $416 million aggregate principal amount of the 7.875% notes due 2011 had been validly tendered and not withdrawn. The Tender Offer is conditioned upon the satisfaction or waiver of certain conditions, including the consummation of this offering.

The total amount of funds required to purchase the maximum aggregate principal amount of the 7.875% notes due 2011 sought pursuant to the Tender Offer, including to pay the early tender payment, and to pay all accrued and unpaid interest on the purchased notes is expected to be approximately $255.9 million, assuming all $250 million aggregate principal amount of 7.875% notes due 2011 accepted for purchase were tendered prior to the early tender time. The Tender Offer is scheduled to expire at 12:00 midnight, New York City time, on June 16, 2009, unless extended or earlier terminated. The Company cannot assure you that the Tender Offer will be consummated in accordance with its terms, or at all. This offering is not conditioned upon the successful consummation of the Tender Offer.

The reverse stock split

On May 29, 2009, the Company’s stockholders approved, and Board of Directors authorized, a 1-for-12 reverse stock split of the Company’s common stock, expected to become effective on June 10, 2009. The share numbers and per share amounts disclosed in the financial statements incorporated by reference in this prospectus have not been retroactively adjusted to give effect to this reverse stock split. See “Summary historical financial data.”

The offering

The following is a brief summary of some of the terms of this offering. Certain of the terms and conditions described below are subject to important limitations and exceptions. You should carefully review the “Description of the notes” section of this prospectus, which contains more detailed descriptions of the terms and conditions of the notes.

Issuer	Domtar Corporation.

Notes offered	$250 million aggregate principal amount of our % notes due 2017.

Maturity date	The notes will mature on , 2017.

Interest payment dates	The notes will bear interest at the rate of % per annum and we will pay interest semi-annually on and of each year. Interest will accrue from , 2009.

Subsidiary guarantees	The notes will be fully and unconditionally guaranteed on an unsecured senior basis by our direct and indirect, existing and future, U.S. wholly-owned subsidiaries which guarantee our indebtedness under the Credit Agreement, subject to certain exceptions. Any U.S. subsidiary (other than U.S. subsidiaries of our non-U.S. subsidiaries) that in the future guarantees our indebtedness or guarantees the indebtedness of any of our subsidiaries under the Credit Agreement, or any of our other indebtedness, will also fully and unconditionally, jointly and severally, guarantee the notes. Each guarantor will be released upon the release of such guarantor from its guarantee under the Credit Agreement and all other indebtedness of Domtar Corporation (except in each case a discharge or release by or as a result of payment under such guarantee). If Domtar Corporation fails to make payments on the notes, its guarantors must make them instead. See “Description of the notes—Subsidiary Guarantors.”

Ranking	The notes will be our general unsecured senior obligations and will rank equally with all of our other unsecured and unsubordinated obligations. The notes will be effectively subordinated to our existing and future secured debt, including our indebtedness under the Credit Agreement, to the extent of the value of the assets securing such debt. Each guarantee of the notes will be an unsecured senior obligation of the applicable subsidiary guarantor and will rank equally with all of the other unsecured senior indebtedness of the applicable subsidiary guarantor. Each guarantee will be effectively subordinated to all of the secured indebtedness of the applicable subsidiary guarantor, including its guarantees in respect of indebtedness under the Credit Agreement, to the extent of the value of the assets securing such secured indebtedness.

As of March 31, 2009, we and our guarantor subsidiaries had $1,415 million aggregate principal amount of senior, unsecured indebtedness outstanding, and $778 million aggregate principal amount of senior, secured indebtedness outstanding, comprised mainly of borrowings under the Credit Agreement.

Optional redemption	We may not redeem the notes at any time prior to maturity, except pursuant to a make-whole provision. See “Description of the notes—Optional redemption.”

Change of control	If we experience a change of control, we will be required to make an offer to purchase all outstanding notes at a purchase price of 101% of their principal amount plus accrued interest to, but excluding, the date of repurchase. See “Description of the notes—Change of control.”

Certain covenants	The indenture governing the notes contains certain covenants that, among other things, (i) limit our ability to consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to any person; (ii) limit our ability and the ability of our restricted subsidiaries to create, incur, assume or permit to exist any indebtedness that is secured by any lien on principal facilities and timberlands of Domtar Corporation or its restricted subsidiaries or on any shares of capital stock or debt of Domtar Corporation or any of its restricted subsidiaries without equally and ratably securing the notes or subsidiary guarantee, as applicable; and (iii) limit our ability and the ability of our restricted subsidiaries to enter into certain sale and leaseback transactions. See “Description of the notes—Certain covenants.”

Use of proceeds	We estimate that the net proceeds from the offering of the notes will be approximately $ after deducting the underwriting discounts and estimated offering expenses. We intend to use the net proceeds of this offering to fund the portion, if any, of the purchase price of the 7.875% notes due 2011 tendered and accepted by us for purchase pursuant to the Tender Offer, including the payment of accrued interest and any applicable early tender premium, not funded with cash on hand. We intend to use the net proceeds remaining from the offering, after payment of any portion of the purchase price for tendered notes, including if the Tender Offer is not consummated, for general corporate purposes, including additions to property, plant and equipment, working capital requirements and the repayment of debt and/or securitization financing, whether at maturity, through optional repayments, open market purchases, privately negotiated transactions or otherwise. See “Use of proceeds.”

DTC eligibility	The notes will be issued in book-entry form and will be represented by permanent global certificates deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee, and any such interest may not be exchanged for certificated securities, except in limited circumstances. See “Description of the notes—Book-entry delivery and form.”

Listing	We do not intend to apply for the listing of the notes on any securities exchange or for the quotation of the notes in any dealer quotation system. The notes are new securities for which there is currently no public market. We cannot assure you that any active or liquid market will develop for the notes. See “Underwriting.”

Trustee for the notes	The Bank of New York Mellon.

Governing law of the Indenture and the notes	The indenture and the notes provide that they will be governed by New York law.

Original issue discount	The notes will be issued with original issue discount, or “OID,” for U.S. federal income tax purposes. U.S. holders will be required to include OID in gross income for U.S. federal income tax purposes in advance of the receipt of cash attributable to that income. See “Certain material U.S. federal tax consequences—U.S. Holders—Original issue discount.”

Risk factors	An investment in the notes involves risks. You should carefully consider all information contained or incorporated by reference in this prospectus and, in particular, you should carefully read the section of this prospectus entitled “Risk factors” before deciding whether to invest in the notes.

Summary historical financial data

The following sets forth summary historical financial data of the Company for the periods and as of the dates indicated. The selected financial data as of December 31, 2006, December 30, 2007 and December 31, 2008 and for the fiscal years ended December 31, 2006, December 30, 2007 and December 31, 2008 have been derived from the audited financial statements of Domtar Corporation for 2008 and 2007, and the Weyerhaeuser Fine Paper Business for 2006. The selected financial data as of and for the quarters ended March 30, 2008 and March 31, 2009 and for the twelve months ended March 31, 2009 has been derived from the unaudited financial statements of Domtar Corporation. The fiscal years of 2006 and 2007 ended on the last Sunday of the calendar year. Starting in 2008, the fiscal year is based on the calendar year and ends December 31. Fiscal year 2008 consisted of 52 weeks and three days; fiscal year 2007 consisted of 52 weeks and fiscal year 2006 consisted of 53 weeks. The additional three days in 2008 had no significant impact on our results of operation.

The Company acquired Domtar Inc. as of March 7, 2007. Accordingly, the results of operations for Domtar Inc. are reflected in the financial statements only as of and for the period after that date. Prior to March 7, 2007, the financial statements of the Company reflect only the results of operations of the Weyerhaeuser Fine Paper Business. See “Risk factors—Risks Related to the Transaction—The historical financial information of the Predecessor may not be representative of its results if the Weyerhaeuser Fine Paper Business had been operated independently of Weyerhaeuser and, as a result, may not be a reliable indicator of its future results.” The following table should be read in conjunction with Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Item 8, “Financial Statements and Supplementary Data” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and the Quarterly Report on Form 10-Q for the three months ended March 31, 2009.

	Year ended			Three months ended		Twelve months ended
(in millions of dollars)	December 31, 2006	December 30, 2007(1)	December 31, 2008	March 30, 2008	March 31, 2009	March 31, 2009

				(unaudited)

Statement of Earnings (Loss) Data:
Sales	$3,306	$5,947	$6,394	$1,665	$1,302	$6,031
Closure and restructuring costs and impairment of goodwill, property, plant and equipment and intangible assets	764	110	751	1	59	809
Depreciation and amortization	311	471	463	116	99	446
Operating income (loss)	(556)	270	(437)	94	(22)	(553)
Net earnings (loss)	(609)	70	(573)	36	(45)	(654)

Balance Sheet Data (at period end):
Cash and cash equivalents	$ 1	$ 71	$ 16	$ 57	$ 145 (2)	$ 145 (2)
Net property, plant and equipment	3,065	5,362	4,301	5,179	4,154	4,154
Total assets	3,998	7,726	6,104	7,599	6,062	6,062
Long-term debt	32	2,213	2,110	2,155	2,195	2,195
Total shareholders’ equity	2,915	3,197	2,143	3,172	2,073	2,073

	Year ended			Three months ended		Twelve months ended
(in millions of dollars)	December 31, 2006	December 30, 2007(1)	December 31, 2008	March 30, 2008	March 31, 2009	March 31, 2009

				(unaudited)

Per common share
Net Earnings (loss)
Basic	$(2.14)	$0.15	$(1.11)	$0.07	$(0.09)	$(1.27)
Diluted	(2.14)	0.15	(1.11)	0.07	(0.09)	(1.27)

Weighted average number of common and exchangeable shares outstanding (millions)
Basic	284.1	474.1	515.5	515.5	515.5	515.5
Diluted	284.1	475.9	515.5	515.9	515.5	515.5

(1)	Reflects results of Domtar Inc. only from March 7, 2007.

(2)	As of May 31, 2009, the Company had $324 million of cash on hand. The Company intends to reduce the utilization of its receivables securitization program by $40 million which will have a corresponding impact on the Company’s working capital requirements and will reduce the Company’s cash on hand by an equivalent amount.

On May 29, 2009, the Company’s stockholders approved, and Board of Directors authorized, a 1-for-12 reverse stock split of the Company’s common stock, expected to become effective on June 10, 2009. The share numbers and per share amounts disclosed in the financial statements incorporated by reference in this prospectus have not been retroactively adjusted to give effect to this reverse stock split. Presented below are unaudited pro forma basic and diluted earnings per share amounts after giving effect to the reverse stock split:

	Year ended			Three months ended		Twelve months ended
	December 31, 2006	December 30, 2007	December 31, 2008	March 30, 2008	March 31, 2009	March 31, 2009

				(unaudited)

Pro forma basic net earnings (loss) per common share	$(25.70)	$1.77	$(13.33)	$0.84	$(1.04)	$(15.21)
Pro forma diluted net earnings (loss) per common share	(25.70)	1.76	(13.33)	0.84	(1.04)	(15.21)

Pro forma weighted average number of common and exchangeable shares outstanding (millions)

Basic	23.7	39.5	43.0	43.0	43.0	43.0
Diluted	23.7	39.7	43.0	43.0	43.0	43.0

Certain financial metrics

The following table sets forth certain non-GAAP financial metrics for the Company for the year ended December 31, 2008 and the twelve months ended March 31, 2009. The Company believes that the financial metrics presented are frequently used by investors to evaluate the credit profile of companies and would be useful to investors in connection with the offering described in this prospectus, as it is an important supplemental measure of the Company’s performance. The financial metrics utilize the concept of Adjusted EBITDA, which is a non-GAAP measure used in the Credit Agreement as a key component in the determination of the Company’s compliance with certain financial covenants under the Credit Agreement.

Adjusted EBITDA has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. Adjusted EBITDA should not be considered in isolation or as a substitute for net earnings, or any other income statement data prepared in accordance with GAAP. It is important for readers to understand that certain items may be presented in different lines by different companies on their financial statements thereby leading to different measures for different companies. We compensate for this limitation by clearly identifying all items included in or excluded from this non-GAAP measure and explaining the items removed or added back to the most comparable GAAP measure. The table in note (a) below provides a reconciliation of Adjusted EBITDA to Net earnings (loss) from continuing operations, the most directly comparable GAAP measure.

(in millions of dollars)	Year ended December 31, 2008	Twelve months ended March 31, 2009

Adjusted EBITDA(1)	$ 795	$ 735
Adjusted interest expense	136	129
Total net debt (including current portion of long-term debt, bank indebtedness less cash and cash equivalents)	2,155	2,120
Additions to property, plant and equipment	163	158
Ratio of total net debt to Adjusted EBITDA	2.7x	2.9x
Ratio of Adjusted EBITDA to adjusted interest expense	5.8x	5.7x
Ratio of Adjusted EBITDA less additions to property, plant and equipment to adjusted interest expense	4.6x	4.5x

(1)	Adjusted EBITDA (referred to in the Credit Agreement as “Consolidated EBITDA”) is a non-GAAP measure and is defined in the Credit Agreement as net earnings of the Company, on a consolidated basis, before depreciation and amortization and other non-cash charges, interest expenses and income taxes and excludes: closure and restructuring charges not to exceed $100 million; certain costs related to synergies and integration in connection with the Transactions not to exceed $150 million; non-cash derivative gains and losses; and non-cash gains and losses on disposals of property, plant and equipment as well as transaction expenses related to the Transactions. The following table provides a reconciliation of the Company’s Adjusted EBITDA to Net earnings (loss), the most directly comparable GAAP measure.

(in millions of dollars)	Year ended December 31, 2008	Twelve months ended March 31, 2009

Reconciliation of Adjusted EBITDA to Net earnings (loss)
Net earnings (loss)	$(573)	$(654)
Income tax expense (benefit)	3	(24)
Interest expense	133	125

Operating income (loss)	(437)	(553)
Depreciation and amortization	463	446
Write-down of property, plant and equipment/impairment of goodwill, property, plant and equipment and intangible assets	708	743
Closure and restructuring costs	43	66
Reversal of a provision for unfavorable contract	(23)	—
Costs related to synergies, integration and optimization	32	25
Non-cash stock compensation	16	15
Gain on asset sale	(7)	(7)

Adjusted EBITDA	$ 795	$ 735

Reconciliation of interest expense to adjusted interest expense
Interest expense	$ 133	$ 125
Gain on debt repurchase	12	12
Other (Amortization of debt issue costs and Accounts receivable securitization costs)	(9)	(8)

Adjusted interest expense	$ 136	$ 129

Risk factors

You should carefully consider each of the following risks and all of the other information contained in this prospectus and in the documents incorporated herein by reference. In addition to the other information in this prospectus and in the documents incorporated herein by reference, you should carefully consider the risk factors below and those set forth under the heading “Risk Factors” in our most recent Annual Report on Form 10-K, as well as any of our subsequently filed quarterly or current reports. For more information, see “Where you can find more information.”

Risks related to the notes

The Company’s substantial indebtedness, which is approximately $2.1 billion as of March 31, 2009, could adversely affect its financial condition and impair its ability to operate its business.

As of March 31, 2009, the Company had approximately $2.1 billion of outstanding indebtedness, including $760 million of indebtedness under its senior secured credit facilities, $26 million of capital leases and $1.4 billion of unsecured long-term notes.

The Company’s substantial degree of indebtedness could have important consequences to the Company’s financial condition, operating results and business, including the following:

•

it may limit the Company’s ability to obtain additional debt or equity financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

•

a substantial portion of the Company’s cash flows from operations will be dedicated to payments on its indebtedness and will not be available for other purposes, including operations, capital expenditures and future business opportunities;

•	the debt service requirements of the Company’s indebtedness could make it more difficult for the Company to satisfy its other obligations;

•

the Company’s borrowings under the senior secured credit facilities are at variable rates of interest, exposing the Company to increased debt service obligations in the event of increased interest rates;

•	it may limit the Company’s ability to adjust to changing market conditions and place it at a competitive disadvantage compared to its competitors that have less debt; and

•

it may increase the Company’s vulnerability to a downturn in general economic conditions or in its business, and may make the Company unable to carry out capital spending that is important to its growth.

In addition, the Company is subject to agreements that require it to meet and maintain certain financial ratios and tests. A significant or prolonged downturn in general business and economic conditions may affect its ability to comply with these covenants or meet those financial ratios and tests and could require it to take action to reduce its debt or to act in a manner contrary to its current business objectives.

A breach of any of the Company’s Credit Agreement or indenture covenants or failure to maintain a required ratio or meet a required test may result in an event of default under those agreements. This may allow the counterparties to those agreements to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. If this occurs, the Company may not be able to refinance the indebtedness on favorable terms, or at all, or repay the accelerated indebtedness.

Despite current indebtedness levels, the Company and its subsidiaries may incur substantially more debt. This could further exacerbate the risks associated with its substantial leverage.

The Company and its subsidiaries may incur substantial additional indebtedness in the future. Although the senior secured credit facilities contains restrictions on the incurrence of additional indebtedness, including secured indebtedness, these restrictions are subject to a number of qualifications and exceptions, and additional indebtedness incurred in compliance with these restrictions could be substantial. For example, as of March 31, 2009, the Company had $150 million drawn under its senior secured revolving credit facility as well as $51 million of letters of credit outstanding, resulting in $549 million of availability for future drawings under this facility. Other new borrowings could also be incurred by Domtar or its subsidiaries. If the Company incurs additional debt, the risks associated with its substantial leverage would increase.

Our ability to generate the significant amount of cash needed to pay interest and principal on the notes and service our other debt and financial obligations and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond our control.

The Company has considerable debt service obligations. As of March 31, 2009, the Company had approximately $130 million of annual interest payments and its aggregate debt service obligations are approximately $130 million each year from 2009 through 2012. Our ability to make payments on and refinance our debt, including our unsecured long-term notes, amounts borrowed under our senior secured credit facilities and other financial obligations, and to fund our operations will depend on our ability to generate substantial operating cash flow. Our cash flow generation will depend on our future performance, which will be subject to prevailing economic conditions and to financial, business and other factors, many of which are beyond our control.

Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us under our senior secured credit facilities or otherwise in amounts sufficient to enable us to service our indebtedness, including the notes, and borrowings under our senior secured credit facilities or to fund our other liquidity needs. If we cannot service our debt, we will have to take actions such as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt or seeking additional equity capital. Any of these remedies may not be effected on commercially reasonable terms, or at all, and may impede the implementation of our business strategy. Further, the Credit Agreement may restrict us from adopting any of these alternatives. Because of these and other factors that may be beyond our control, we may be unable to pay the principal, premium, if any, interest or other amounts on the notes.

Your right to receive payments on the notes is junior to that of lenders who have a security interest in our and our subsidiaries’ assets.

Our obligations under the notes and the guarantors’ obligations under their guarantees of the notes are unsecured, but our obligations under our senior secured credit facilities and the guarantors’ obligations under their guarantees of the Credit Agreement are secured by a security interest in substantially all of our and the guarantors’ assets, including pledges of all or a portion of the capital stock of our and the guarantors’ subsidiaries, including Domtar Inc. If we are declared bankrupt or insolvent, or if we default under the Credit Agreement, the lenders could declare all of the funds borrowed thereunder, together with any accrued and unpaid interest, immediately due and payable. If we are unable to repay such indebtedness, the lenders could foreclose on or otherwise enforce their security interest in the pledged assets to the exclusion of holders of the notes and the guarantee of the notes, even if an event of default exists under the indenture governing the notes at such time. Furthermore, if the lenders foreclose on and sell or otherwise enforce their security interest in the pledged equity interests in any existing or future guarantor, then such guarantor will be released from its guarantee of the notes automatically upon such sale if the guarantor is no longer a subsidiary of ours, provided that such sale is made in compliance with the provisions of the indenture governing the notes.

In any such event, because the notes and the guarantee of the notes will not be secured by any of our or the guarantors’ assets, it is possible that there would be no assets remaining from which claims of the holders of the notes could be satisfied or, if any assets remained, that they would be insufficient to satisfy such claims fully.

As of March 31, 2009, we had $790 million of secured indebtedness, comprised in part of $610 million under our senior secured term facility, $150 million under our senior secured revolving credit facility, $26 million of capital leases and $4 million of other debt. In addition, $549 million was available under our senior secured revolving credit facility, after giving effect to $51 million of outstanding letters of credit.

The notes will be structurally subordinated to all indebtedness of our subsidiaries that do not guarantee the notes.

You will not have any claim as a creditor against any of our existing and future subsidiaries that do not guarantee the notes. Indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will be structurally senior to your claims against those subsidiaries.

For the year ended December 31, 2008 and the three months ended March 31, 2009, our non-guarantor subsidiaries collectively represented, respectively, approximately 32% and 27% of our sales, 129% and 164% of our operating income and (194)% and 95% of our cash flows from operating activities. At March 31, 2009, our non-guarantor subsidiaries collectively represented approximately 28% of our total assets, excluding intercompany assets and investments in affiliates, and 13% of our outstanding total liabilities, including trade payables, but excluding intercompany liabilities, all of which would have been structurally senior to the notes.

In addition, the indenture governing our unsecured long-term notes will not contain any limitation on the amount of additional indebtedness that can be incurred by our restricted subsidiaries, other than secured indebtedness, and will not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness, including a default under the Credit Agreement, could prevent us from making any payments on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants of our indebtedness, we could be in default under such indebtedness. In the event of such default:

•

the holders of such indebtedness may be able to cause all of our available cash to be used to pay such indebtedness and, in any event, could elect to declare all amounts thereunder to be due and payable;

•	the lenders under our senior secured credit facilities could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets; and

•	we could be forced into bankruptcy or liquidation.

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of their principal amount plus accrued and unpaid interest. The source of funds for any such purchase of the notes will be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the notes upon a change of control because we may not have sufficient financial resources to purchase all of the notes that are tendered upon a change of control. Further, we may be contractually restricted under the terms of our senior secured credit facilities from repurchasing all of the notes tendered by holders upon a change of control. Accordingly, we may not be able to satisfy our obligations to purchase the notes. Our failure to repurchase the notes upon a change of control would cause a default under the indenture governing the notes and a cross-default under the Credit Agreement. The Credit Agreement also provides that a change of control will be a default that permits lenders to accelerate the maturity of borrowings thereunder. Any of our future debt agreements may contain similar provisions.

Conditions in the global capital and credit markets or a decline in our credit ratings can adversely affect the market prices of the notes.

The future market prices of the notes will be affected by a number of factors, including the overall condition of the global capital and credit markets and our ratings by major credit rating agencies.

The global capital and credit markets are currently undergoing unprecedented contraction. Additionally, the condition of the global capital and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Further disruptions in the global capital and credit markets and future fluctuations in these markets and prevailing interest rates may have an adverse effect on the prices of the notes.

Additionally, any reductions in our credit ratings would have a negative impact on our access to and cost of capital and financial flexibility. Credit rating agencies continually revise their ratings for companies that they follow, including us. There can be no assurance that the credit ratings on us or the notes will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by the applicable rating agencies, if, in such rating agency’s judgment, circumstances so warrant. Agency credit ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agencies. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, may affect the market value of the notes and increase our corporate borrowing costs.

An active market may not develop for the notes, which may hinder your ability to liquidate your investment.

The notes comprise a new issue of securities with no established trading market. The underwriters have informed us that they intend to make a market in the notes after the completion of this offering; however, they are not obligated to do so and may discontinue such market making at any time. As a result, we cannot assure you that an active trading market will develop for the notes.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes offered hereby. The market for the notes, if any, may be subject to similar disruptions. Any such disruptions may adversely affect the value of the notes. In addition, subsequent to their initial issuance, trading prices of the notes may vary, depending upon prevailing interest rates, the market for similar notes and the interest of securities dealers in making a market in the notes offered hereby, our operating performance and financial condition, our prospects or the prospects for companies in our industry generally and other factors, including those described herein.

The notes are obligations of a holding company that has substantially no independent operations and is dependent on its subsidiaries for cash.

As a holding company, our investments in our operating subsidiaries constitute substantially all of our operating assets. Our subsidiaries conduct all of our consolidated operations and own substantially all of our consolidated assets. As a result, we must rely on dividends and other advances and transfers of funds from our subsidiaries to meet our debt service and other obligations. The ability of our subsidiaries to pay dividends or make other advances and transfers of funds will depend on their respective results of operations and may be restricted by, among other things, applicable laws limiting the amount of funds available for payment of dividends and agreements of those subsidiaries.

Restrictive covenants in the Credit Agreement may restrict our ability to pursue our business strategies.

The Credit Agreement contains a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long term best interests. These covenants restrict, among other things, our and our subsidiaries’ ability to:

•	incur or guarantee additional debt or issue certain preferred stock;

•	pay dividends or make distributions on our capital stock or redeem, repurchase or retire our capital stock or subordinated and certain other debt;

•	make certain investments or capital expenditures;

•	create liens on our or our subsidiary guarantor’s assets to secure debt or enter into certain sale and leaseback transactions;

•	pay dividends or other amounts or make other distributions by us or our subsidiaries;

•	enter into transactions with affiliates;

•	merge or consolidate with another person or sell or otherwise dispose of all or substantially all of our assets;

•	sell assets, including capital stock of our subsidiaries; and

•	alter the business that we conduct.

The indenture governing our unsecured long-term notes will also include limitations on our ability to create liens on our or our subsidiaries’ assets to secure debt, our ability to engage in certain sale and leaseback transactions and our ability to merge or consolidate with another person or sell or otherwise dispose of all or substantially all of our assets.

A breach of any covenant contained in either the Credit Agreement or the indenture governing our unsecured long-term notes could result in a default under those agreements. If any such default occurs, the lenders under the Credit Agreement or the holders of our unsecured long-term notes, as the case may be, may elect (after the expiration of any applicable notice or grace periods) to declare all outstanding borrowings, together with accrued and unpaid interest and other amounts payable thereunder, to be immediately due and payable. In addition, a default under the indenture governing our unsecured long-term notes with respect to any series of such unsecured long-term notes would cause a default under the Credit Agreement, and the acceleration of debt under the Credit Agreement or the failure to pay that debt when due or an unstayed judgment against us would cause a default under the indenture governing our unsecured long-term notes (assuming the amount of that debt or judgment is in excess of $80 million or the equivalent thereof in any foreign currency). The lenders under the Credit Agreement also have the right upon an event of default thereunder to terminate any commitments they have to provide further revolving borrowings. Further, following an event of default under the Credit Agreement, the lenders thereunder will have the right to proceed against the collateral granted to them to secure that debt, which includes the available cash of our subsidiaries that guarantee the senior secured credit facilities. If the debt under the Credit Agreement or our unsecured long-term notes becomes due and payable, our assets may not be sufficient to repay in full that debt or any other debt that may become due as a result of that acceleration.

Risks relating to the business and industries of the Company

The pulp, paper and wood product industries are highly cyclical. Fluctuations in the prices of and the demand for the Company’s products could result in smaller profit margins and lower sales volumes.

The pulp, paper and wood product industries are highly cyclical. Historically, economic and market shifts, fluctuations in capacity and changes in foreign currency exchange rates have created cyclical changes in prices, sales volume and margins for the Company’s products. The length and magnitude of industry cycles have varied over time and by product, but generally reflect changes in macroeconomic conditions and levels of industry capacity. Most of the Company’s paper products are commodities that are widely available from other producers. Even the Company’s non-commodity products, such as value-added papers, are susceptible to commodity dynamics. Because commodity products have few distinguishing qualities from producer to producer, competition for these products is based primarily on price, which is determined by supply relative to demand.

The overall levels of demand for the products the Company manufactures and distributes, and consequently its sales and profitability, reflect fluctuations in levels of end-user demand, which depend in part on general macroeconomic conditions in North America and worldwide, as well as competition from electronic substitution. See—”Conditions in the global capital and credit markets, and the economy generally, can adversely affect our business, results of operations and financial position” and “Some of the Company’s products are vulnerable to long-term declines in demand due to competing technologies or materials.” For example, demand for cut-size office paper may fluctuate with levels of white-collar employment. Demand for many such products is currently being negatively impacted by the global economic downturn.

Industry supply of pulp, paper and wood products is also subject to fluctuation, as changing industry conditions can influence producers to idle or permanently close individual machines or entire mills. Such closures can result in significant cash and/or non-cash charges. In addition, to avoid substantial cash costs in connection with idling or closing a mill, some producers will choose to continue to operate at a loss, sometimes even a cash loss, which could prolong weak pricing environments due to oversupply. Oversupply can also result from producers introducing new capacity in response to favorable short-term pricing trends.

Industry supply of pulp, paper and wood products is also influenced by overseas production capacity, which has grown in recent years and is expected to continue to grow.

As a result, prices for all of the Company’s products are driven by many factors outside of its control, and it has little influence over the timing and extent of price changes, which are often volatile. Because market conditions beyond the Company’s control determine the prices for its commodity products, the price for any one or more of these products may fall below its cash production costs, requiring the Company to either incur cash losses on product sales or cease production at one or more of its manufacturing facilities. The Company continues to evaluate potential adjustments to its production capacity, which may include additional closures of machines or entire mills, and the Company could recognize significant cash and/or non-cash charges relating to any such closures in future periods. Therefore, the Company’s profitability with respect to these products depends on managing its cost structure, particularly wood fiber, chemical and energy costs, which represent the largest components of its operating costs and can fluctuate based upon factors beyond its control, as described below. If the prices of or demand for its products decline, or if its wood fiber, chemical or energy costs increase, or both, its sales and profitability could be materially and adversely affected.

Conditions in the global capital and credit markets and the economy generally can adversely affect our business, results of operations and financial position.

The Company’s sales and profitability have been adversely affected by recent adverse changes in general economic conditions. The global capital and credit markets are currently undergoing a period of unprecedented contraction. The Company has exposure to counterparties with which we routinely execute transactions. Such counterparties include commercial banks, insurance companies and other financial institutions, some of which may be exposed to bankruptcy or liquidity risks. While the Company has not realized any significant losses to date, a bankruptcy or illiquidity event by one of our significant counterparties may materially and adversely affect our access to capital, future business and results of operations.

In addition, the global economy is undergoing a severe economic slowdown. This is resulting in reduced demand for our products and may adversely affect the ability of some of our customers and suppliers to continue to operate their businesses. Continuation of these financial and economic conditions is likely to continue to adversely affect our operations, results of operations and financial position.

Some of the Company’s products are vulnerable to long-term declines in demand due to competing technologies or materials.

The Company’s business competes with electronic transmission and document storage alternatives, as well as with paper grades it does not produce, such as uncoated groundwood. As a result of such competition, the Company has experienced decreased demand for some of its existing pulp and paper products. As the use of these alternatives grows, demand for pulp and paper products is likely to further decline. Moreover, demand for some of the Company’s wood products may decline if customers purchase alternative products.

The Company faces intense competition in its markets, and the failure to compete effectively would have a material adverse effect on its business and results of operations.

The Company competes with both U.S. and Canadian paper producers and, for many of its product lines, global producers, some of which may have greater financial resources and lower production costs than the Company. The principal basis for competition is selling price. The Company’s ability to maintain satisfactory margins depends in large part on its ability to control its costs. The Company cannot assure you that it can compete effectively and maintain current levels of sales and profitability. If the Company cannot compete effectively, such failure will have a material adverse effect on its business and results of operations.

The Company’s manufacturing businesses may have difficulty obtaining wood fiber at favorable prices, or at all.

Wood fiber is the principal raw material used by the Company, comprising approximately 21% of the aggregate amount of cost of sales during 2008. Wood fiber is a commodity, and prices historically have been cyclical. The primary source for wood fiber is timber. Environmental litigation and regulatory developments, alternative use for energy production and reduction in harvesting related to the housing market, have caused, and may cause in the future, significant reductions in the amount of timber available for commercial harvest in the United States and Canada. In addition, future domestic or foreign legislation and litigation concerning the use of timberlands, the protection of endangered species, the promotion of forest health and the response to and prevention of catastrophic wildfires could also affect timber supplies. Availability of harvested timber may be further limited by fire, insect infestation, disease, ice storms, wind storms, flooding and other natural and man made causes, thereby reducing supply and increasing prices. Wood fiber pricing is subject to regional market influences, and the Company’s cost of wood fiber may increase in particular regions due to market shifts in those regions. Any sustained increase in wood fiber prices would increase the Company’s operating costs, and the Company may be unable to increase prices for its products in response to increased wood fiber costs due to additional factors affecting the demand or supply of these products.

The Company currently obtains its wood fiber requirements in part by harvesting timber pursuant to its forest licenses and forest management agreements, in part by purchasing wood fiber from Weyerhaeuser pursuant to the fiber and pulp supply agreements entered into in connection with the Transaction, which expire between 2009 and 2027, and in part by purchasing wood fiber from third parties. If the Company’s cutting rights, pursuant to its forest licenses or forest management agreements, are reduced or if Weyerhaeuser or any third-party supplier of wood fiber stops selling or is unable to sell wood fiber to the Company, its financial condition or results of operations could be materially and adversely affected.

An increase in the cost of the Company’s purchased energy or chemicals would lead to higher manufacturing costs, thereby reducing its margins.

The Company’s operations consume substantial amounts of energy such as electricity, natural gas, fuel oil, coal and hog fuel. Energy comprised approximately 8% of the aggregate amount of cost of sales in 2008. Energy prices, particularly for electricity, natural gas and fuel oil, have been volatile in recent years. As a result, fluctuations in energy prices will impact the Company’s manufacturing costs and contribute to earnings volatility. While the Company purchases substantial portions of its energy under supply contracts, most of these contracts are based on market pricing.

Other raw materials the Company uses include various chemical compounds, such as precipitated calcium carbonate, sodium chlorate and sodium hydroxide, sulfuric acid, dyes, peroxide, methanol and aluminum sulfate. Purchases of chemicals comprised approximately 12% of the aggregate amount of cost of sales in 2008. The costs of these chemicals have been volatile historically, and are influenced by capacity utilization, energy prices and other factors beyond the Company’s control.

Due to the commodity nature of the Company’s products, the relationship between industry supply and demand for these products, rather than solely changes in the cost of raw materials, will determine the Company’s ability to increase prices. Consequently, the Company may be unable to pass on increases in its operating costs to its customers. Any sustained increase in chemical or energy prices without any corresponding increase in product pricing would reduce the Company’s operating margins and may have a material adverse effect on our business and results of operations.

The Company could experience disruptions in operations and/or increased labor costs due to labor disputes or restructuring activities.

Employees at 38 of the Company’s facilities, representing approximately 65% of the Company’s 11,000 employees, are represented by unions through collective bargaining agreements, generally on a facility-by-facility basis, which will expire between 2009 and 2013. The Company may not be able to negotiate acceptable new collective bargaining agreements, which could result in strikes or work stoppages or other labor disputes by affected workers. Renewal of collective bargaining agreements could also result in higher wages or benefits paid to union members. In addition, labor organizing activities could occur at any of the Company’s facilities. Therefore, the Company could experience a disruption of its operations or higher ongoing labor costs, which could have a material adverse effect on its business and financial condition.

In connection with the Company’s restructuring efforts, the Company has suspended operations at, or closed or announced its intention to close, various facilities and may incur liability with respect to affected employees, which could have a material adverse effect on its business or financial condition. In addition, the Company continues to evaluate potential adjustments to its production capacity, which may include additional closures of machines or entire mills, and the Company could recognize significant cash and/or non-cash charges relating to any such closures in the future.

In the early part of 2006, the Company closed its pulp and paper mill in Prince Albert, Saskatchewan. The Company has not determined whether these previously idled facilities will be reopened, sold or closed. Certain unionized parties filed a grievance against Weyerhaeuser following the shut down, alleging that certain post-closure actions taken by Weyerhaeuser violated their collective bargaining agreement. In particular, the union disputed the post-closure contracting with a third-party vendor to oversee on-site security at Prince Albert. In connection with the March 2007 combination of the Weyerhaeuser Fine Paper Business with Domtar Inc., the Company has assumed any liability with respect to this grievance. The grievance proceeded to an arbitration hearing and was dismissed by the arbitrator. On application for judicial review, the arbitrator’s decision was upheld by the Saskatchewan Court of Queen’s Bench and, on February 9, 2009, by the Saskatchewan Court of Appeal. The Union did not apply for leave to appeal to the Supreme Court of Canada within the 60 day time limit for such an application (which may be extended by court order only in special circumstances).

In a separate grievance relating to the closure of the Prince Albert facility, which could result in liability in excess of $20 million, the union is claiming that it is entitled to the accumulated pension benefits during the actual layoff period because, according to the union, a majority of employees retained still had recall rights during the layoff. The Company is currently evaluating its position with respect to this grievance and cannot be certain that it will not incur liability, which could be material, with respect to this grievance.

The Company relies heavily on a small number of significant customers, including one customer that represented approximately 8% of the Company’s sales in 2008. A loss of any of these significant customers could materially adversely affect the Company’s business, financial condition or results of operations.

The Company heavily relies on a small number of significant customers. The Company’s largest customer represented approximately 8% of the Company’s sales in 2008. A significant reduction in sales to any of the Company’s key customers, which could be due to factors outside its control, such as purchasing diversification or financial difficulties experienced by these customers, could materially adversely affect the Company’s business, financial condition or results of operations.

A material disruption at one or more of the Company’s manufacturing facilities could prevent it from meeting customer demand, reduce its sales and/or negatively impact its net income.

Any of the Company’s pulp or paper manufacturing facilities, or any of its machines within an otherwise operational facility, could cease operations unexpectedly due to a number of events, including:

•	unscheduled maintenance outages;

•	prolonged power failures;

•	equipment failure;

•	chemical spill or release;

•	explosion of a boiler;

•	the effect of a drought or reduced rainfall on its water supply;

•	labor difficulties;

•	disruptions in the transportation infrastructure, including roads, bridges, railroad tracks and tunnels;

•	fires, floods, earthquakes, hurricanes or other catastrophes;

•	terrorism or threats of terrorism; or

•	other operational problems, including those resulting from the risks described in this section.

Events such as those listed above have resulted in operating losses in the past. Future events may cause shutdowns, which may result in additional downtime and/or cause additional damage to the Company’s facilities. Any such downtime or facility damage could prevent the Company from meeting customer demand for its products and/or require it to make unplanned capital expenditures. If one or more of these machines or facilities were to incur significant downtime, it may have a material adverse effect on the Company’s financial results and financial position.

The Company’s operations require substantial capital, and it may not have adequate capital resources to provide for all of its capital requirements.

The Company’s businesses are capital intensive and require that it regularly incur capital expenditures in order to maintain its equipment, increase its operating efficiency and comply with environmental laws. In 2008, the Company’s total capital expenditures were $163 million, including $82 million for maintenance capital and $4 million for environmental expenditures. The Company’s total capital expenditures in 2007 were $116 million, including $64 million for maintenance capital and $11 million for environmental expenditures.

If the Company’s available cash resources and cash generated from operations are not sufficient to fund its operating needs and capital expenditures, the Company would have to obtain additional funds from borrowings or other available sources or reduce or delay its capital expenditures. The Company may not be able to obtain additional funds on favorable terms, or at all, particularly as a result of the current contraction and disruption in the credit and equity markets. In addition, the Company’s debt service obligations will reduce its available cash flows. If the Company cannot maintain or upgrade its equipment as it requires or allocate funds to ensure environmental compliance, it could be required to curtail or cease some of its manufacturing operations, or it may become unable to manufacture products that compete effectively in one or more of its product lines.

The Company is affected by changes in currency exchange rates.

The Company manufactures all of its wood products and a significant portion of pulp and paper in Canada. Sales of these products by the Company’s Canadian operations will be invoiced in U.S. dollars or in Canadian dollars linked to U.S. pricing but most of the costs relating to these products will be incurred in Canadian dollars. As a result, any decrease in the value of the U.S. dollar relative to the Canadian dollar will reduce the Company’s profitability.

Exchange rate fluctuations are beyond the Company’s control. From 2003 to 2007, the Canadian dollar had appreciated almost 60% relative to the U.S. dollar. In 2008, the Canadian dollar decreased in value by approximately 19% relative to the U.S. dollar but since the beginning of 2009 has appreciated by 12% as of May 29, 2009. The level of the Canadian dollar can have a material adverse effect on the sales and profitability of the Canadian operations.

The Company has liabilities with respect to its pension plans and the actual cost of its pension plan obligations could exceed current provisions. As of December 31, 2008, the Company’s defined benefit plans had a surplus of $19 million on certain plans and a deficit of $94 million on others on an ongoing basis.

The Company’s future funding obligations for the defined benefit pension plans depend upon changes to the level of benefits provided by the plans, the future performance of assets set aside in trusts for these plans, the level of interest rates used to determine minimum funding levels, actuarial data and experience, and any changes in government laws and regulations. As of December 31, 2008, the Company’s Canadian defined benefit pension plans held assets with a fair value of $927 million (CDN$1,135 million), including $318 million (CDN $389 million) nominal (book) value of asset backed commercial paper (“ABCP”) that have been restructured under the court order governing the “Montreal Accord” and $39 million (CDN $48 million) nominal value of ABCP in other conduits outside the Montreal Accord, for a total nominal value of $357 million (CDN $437 million).

At December 31, 2008, the Company determined that the fair value of these ABCP investments should be reduced to $198 million (CDN $242 million). The $159 million (CDN $195 million) or 45% valuation adjustment reflected difficult market conditions and the lack of liquidity for these notes. At December 30, 2007, a $58 million (CDN $57 million) or 13% valuation adjustment to the nominal (book) value was taken and reflected in the fair value of the plan assets.

The Company does not expect liquidity issues to affect the pension funds since pension fund obligations are primarily long-term in nature. Losses in the pension fund investments, if any, would result in future increased contributions by the Company or its Canadian subsidiaries. Additional contributions to these pension funds would be required to be paid over 5 year or 10 year periods, depending upon the applicable provincial jurisdiction and its requirements for amortization. Losses, if any, would also impact operating results over a longer period of time and immediately increase liabilities and reduce equity.

The Company may be required to pay significant lumber export taxes and/or countervailing and antidumping duties.

The Company may experience reduced revenues and margins on its softwood lumber business as a result of lumber export taxes and/or countervailing and antidumping duty applications. In April 2001, the Coalition for Fair Lumber Imports (“Coalition”) filed two petitions with the U.S. Department of Commerce (“Department”) and the International Trade Commission (“ITC”) claiming that production of softwood lumber in Canada was being subsidized by Canada and that imports from Canada were being “dumped” into the U.S. market (sold at less than fair value). As a result of the proceedings resulting from those petitions, countervailing duty (“CVD”) and antidumping (“AD”) tariffs were imposed on softwood lumber imported from Canada commencing in 2002.

In 2006, the Canadian and U.S. governments reached a final settlement to this long-standing dispute (the “Softwood Settlement”). The provisions of the Softwood Settlement included repayment of approximately 81% of the CVD and AD deposits, imposition of export measures in Canada, and measures to address long-term policy reform. Under the Softwood Settlement, Canadian softwood lumber exporters pay an export tax when the price of lumber is at or below a threshold price. Under present market conditions, the Company’s softwood lumber exports are subject to a 5% export charge plus a market restriction on access managed by a quota system.

In February 2009, a tribunal operating under the auspices of the London Court of International Arbitration (“LCIA”) issued its decision on a remedy in the softwood lumber arbitration in which Canada was found to have breached the Softwood Settlement by failing to calculate quotas properly during the first six months of 2007. The LCIA tribunal determined that, as appropriate adjustment to compensate for its breach, Canada must collect an additional 10% ad valorem export charge on softwood lumber shipments from four Canadian provinces until $55 million has been collected. Canada has not imposed the compensatory measures determined by the tribunal. In March 2009, Canada offered instead to tender a payment of approximately $37 million to the United States Government. The United States does not consider that such an offer cures the breach identified by the tribunal, and the United States formally rejected Canada’s offer on April 2, 2009. That matter is the subject of separate proceedings before the LCIA. The Softwood Settlement provides that if Canada fails to cure its breach within the time prescribed by the tribunal and does not take the compensatory adjustments determined by the tribunal, the United States may impose customs duties in an amount not to exceed the additional export charges that the tribunal has specified as compensation for the breach. Starting in April 2009, the United States imposed a 10% tariff on softwood lumber from four Canadian provinces due to Canada’s failure to comply with the Softwood Settlement. This measure will impact our financial results starting in the second quarter of 2009.

The Company has experienced and may continue to experience reduced revenues and margins in the softwood lumber business as a result of the application of the Softwood Settlement and the potential imposition of CVD and AD tariffs. The Softwood Settlement or the potential imposition of CVD or AD tariffs or tariffs similar to the CVD and AD tariffs could have a material adverse effect on the Company’s business, financial results and financial condition, including, but not limited to, facility closures or impairment of assets.

The Company could incur substantial costs as a result of compliance with, violations of or liabilities under applicable environmental laws and regulations. It could also incur costs as a result of asbestos-related personal injury litigation.

The Company is subject, in both the United States and Canada, to a wide range of general and industry-specific laws and regulations relating to the protection of the environment and natural resources, including those governing air emissions, wastewater discharges, harvesting, silvicultural activities, the storage, management and disposal of hazardous substances and wastes, the cleanup of contaminated sites, landfill operation and closure obligations, forestry operations and endangered species habitat, and health and safety matters. In particular, the pulp and paper industry in the United States is subject to the United States Environmental Protection Agency’s (“EPA”) Cluster Rule and was until recently subject to the EPA’s Boiler MACT Rule (the Boiler MACT Rule has been vacated, however, alternative U.S. federal and state regulations are being discussed) that further regulate effluent and air emissions. These laws and regulations require the Company to obtain authorizations from and comply with the requirements of the appropriate governmental authorities, which have considerable discretion over the terms and timing of permits.

The Company has incurred, and expects that it will continue to incur, significant capital, operating and other expenditures complying with applicable environmental laws and regulations as a result of remedial obligations. The Company incurred approximately $81 million of operating expenses and $4 million of capital expenditures in connection with environmental compliance and remediation for 2008. As of March 31, 2009, the Company had a provision of $96 million for environmental expenditures, including certain asset retirement obligations (such as for land fill capping and asbestos removal) ($99 million as of December 31, 2008). In addition, in 2006, the Company closed its pulp and paper mill in Prince Albert, Saskatchewan and the Big River Sawmill in Saskatchewan. The Company has not determined whether either of these facilities will be reopened, sold or permanently closed. In the event the facilities are permanently closed, the Province of Saskatchewan may require active decommissioning and reclamation at one or both facilities, which would likely include investigation and remedial action for areas of significant environmental impacts. The Province of Saskatchewan has required certain facilities located in the Province to submit preliminary decommissioning and reclamation plans and to include in such plans estimates of costs associated with decommissioning and reclamation activities. Weyerhaeuser submitted such a plan for its pulp and paper facility in Prince Albert, Saskatchewan. In its preliminary decommissioning and reclamation plan, Weyerhaeuser included a preliminary, generalized estimate of costs ranging from CDN$20 to CDN$25 million ($18 to $23 million). Weyerhaeuser advised the Province of Saskatchewan that it was not providing a detailed delineation of costs at this time because such costs will depend on site specific factors, the professional judgments of environmental specialists and experts, further detailed environmental site assessments, and most fundamentally, a decision about the future use or closure of the site. The estimate referred to above does not take into account the equipment resale value or scrap material value, nor does it include the cost of completing a phase II environmental site assessment (which could involve sampling and analysis of building materials and environmental media), or the cost of any remediation required based on such assessment. The Company has not undertaken an in depth review of Weyerhaeuser’s estimate and the net decommissioning and reclamation costs could exceed Weyerhaeuser’s estimate.

The Company also could incur substantial costs, such as civil or criminal fines, sanctions and enforcement actions (including orders limiting its operations or requiring corrective measures, installation of pollution control equipment or other remedial actions), cleanup and closure costs, and third-party claims for property damage and personal injury as a result of violations of, or liabilities under, environmental laws and regulations. The Company’s ongoing efforts to identify potential environmental concerns that may be associated with its past and present properties will lead to future environmental investigations. Those efforts will likely result in the determination of additional environmental costs and liabilities which cannot be reasonably estimated at this time.

As the owner and operator of real estate, the Company may be liable under environmental laws for cleanup, closure and other damages resulting from the presence and release of hazardous substances, including asbestos, on or from its properties or operations. The amount and timing of environmental expenditures is difficult to predict, and, in some cases, the Company’s liability may be imposed without regard to contribution or to whether it knew of, or caused, the release of hazardous substances and may exceed forecasted amounts or the value of the property itself. The discovery of additional contamination or the imposition of additional cleanup obligations at the Company’s or third-party sites may result in significant additional costs. Any material liability the Company incurs could adversely impact its financial condition or preclude it from making capital expenditures that would otherwise benefit its business.

In addition, the Company is subject to continuing asbestos-related personal injury litigation arising out of exposure to asbestos on or from its properties or operations, and may incur substantial costs as a result of any defense, settlement, or adverse judgment in such litigation. The Company may not have access to insurance proceeds to cover costs associated with asbestos-related personal injury litigation.

Enactment of new environmental laws or regulations or changes in existing laws or regulations, or interpretation thereof, might require significant expenditures.

The Company may be unable to generate funds or other sources of liquidity and capital to fund environmental liabilities or expenditures.

The Company depends on third parties for transportation services.

The Company relies primarily on third parties for transportation of the products it manufactures and/or distributes, as well as delivery of its raw materials. In particular, a significant portion of the goods it manufactures and raw materials it uses are transported by railroad or trucks, which are highly regulated. If any of its third-party transportation providers were to fail to deliver the goods the Company manufactures or distributes in a timely manner, the Company may be unable to sell those products at full value, or at all. Similarly, if any of these providers were to fail to deliver raw materials to the Company in a timely manner, it may be unable to manufacture its products in response to customer demand. In addition, if any of these third parties were to cease operations or cease doing business with the Company, it may be unable to replace them at reasonable cost. Any failure of a third-party transportation provider to deliver raw materials or finished products in a timely manner could harm the Company’s reputation, negatively impact its customer relationships and have a material adverse effect on its financial condition and operating results.

The Company’s intellectual property rights are valuable, and any inability to protect them could reduce the value of its products and its brands.

The Company relies on patent, trademark, and other intellectual property laws of the United States and other countries to protect its intellectual property rights. However, the Company may be unable to prevent third parties from using its respective intellectual property without its authorization, which may reduce any competitive advantage it has developed. If the Company had to litigate to protect these rights, any proceedings could be costly, and it may not prevail. The Company cannot guarantee that any United States or foreign patents, issued or pending, will provide it with any competitive advantage or will not be challenged by third parties. Additionally, the Company has obtained and applied for United States and foreign trademark registrations, and will continue to evaluate the registration of additional service marks and trademarks, as appropriate. The Company cannot guarantee that any of its pending patent or trademark applications will be approved by the applicable governmental authorities and, even if the applications are approved, third parties may seek to oppose or otherwise challenge these registrations. The failure to secure any pending patent or trademark applications may limit the Company’s ability to protect the intellectual property rights that these applications were intended to cover.

The Company currently receives a tax credit under an Alternative Fuel Credit law which is set to expire at the end of 2009. If Congress were to terminate or materially change this tax credit prior to expiration, it may have a material adverse effect on the Company’s results of operations.

The U.S. Internal Revenue Code of 1986, as amended (the “Code”), permits a refundable excise tax credit for the production and use of alternative bio fuel mixtures. The amount of the refundable credit for any period is based on the volume of bio fuel mixtures produced and burned during that period. In the first quarter of 2009, we recorded $46 million in “Other operating (income) expense” related to claims filed for the period ending March 31, 2009. We estimate that the future eligible alternative fuel tax credit available to us for the remainder of 2009 will be approximately $120 million per quarter, subject to our bio fuel production levels.

According to the Code, the alternative fuel tax credit expires December 31, 2009. President Obama recently announced his proposed federal budget for fiscal 2010 which calls for ending the tax credit for pulp and paper companies later this year. If this tax credit were to be terminated or materially changed prior to December 31, 2009, this may have a material adverse effect on our future cash flows and results of operations.

Risks related to the Transaction

The historical financial information of the Predecessor may not be representative of its results if the Weyerhaeuser Fine Paper Business had been operated independently of Weyerhaeuser and, as a result, may not be a reliable indicator of its future results.

Prior to the Closing Date, the Predecessor was a fully integrated business unit of Weyerhaeuser. Consequently, the financial information of the Predecessor included in this document has been derived from the consolidated financial statements and accounting records of Weyerhaeuser and reflects assumptions and allocations made by Weyerhaeuser. The financial position, results of operations and cash flows of the Predecessor presented may be different from those that would have resulted had the Predecessor been operated independently. For example, in preparing the Predecessor financial statements, Weyerhaeuser has made an allocation of costs and expenses that are attributable to the Predecessor. However, these costs and expenses reflect the costs and expenses attributable to the Predecessor operated as part of a larger organization and do not reflect costs and expenses that would be incurred by this business had it been operated independently. As a result, the historical financial information of the Predecessor may not be a reliable indicator of future results.

A third party has demanded an increase in consideration from Domtar Inc. under an existing contract in connection with the Transaction.

In 1998, Domtar Inc. acquired all of the issued and outstanding shares of E.B. Eddy Limited and E.B. Eddy Paper, Inc., an integrated producer of specialty paper and wood products. The purchase agreement relating to this acquisition includes a purchase price adjustment whereby, in the event of the acquisition by a third-party of more than 50% of the shares of Domtar Inc. in specified circumstances, Domtar Inc. may be required to pay an increase in consideration of up to a maximum of CDN$120 million ($109 million). This amount gradually declines over a 25-year period and at March 7, 2007, the Closing Date, the maximum amount of the purchase price adjustment was CDN$110 million ($100 million). No provision was recorded for this potential purchase price adjustment.

On March 14, 2007, Domtar Inc. received a letter from George Weston Limited (the previous owner of E.B. Eddy and a party to the purchase agreement) demanding payment of CDN$110 million ($100 million) as a result of the consummation of the Transaction. On June 12, 2007, an action was commenced by George Weston Limited against Domtar Inc. in the Superior Court of Justice of the province of Ontario, Canada, claiming that the consummation of the Transaction triggered the purchase price adjustment and seeking a purchase price adjustment of CDN$110 million ($100 million) as well as additional compensatory damages. The Company and Domtar Inc. do not believe that the consummation of the Transaction triggers an obligation to pay an increase in consideration under the purchase price adjustment and it intends to defend itself vigorously against any claims with respect thereto. However, the Company may not be successful in its defense of such claims, and, if it is ultimately required to pay an increase in consideration, such payment may have a material adverse effect on the Company’s liquidity, results of operations and financial condition.

Ratio of earnings to fixed charges

The following table sets forth the Company’s ratio of earnings to fixed charges for each of the last five years and for the three months ended March 31, 2009.

	Year ended					Three months ended
(in millions of dollars, except ratio data)	December 26, 2004	December 25, 2005	December 31, 2006	December 30, 2007	December 31, 2008	March 31, 2009

Earnings (loss) before income taxes	$(41)	$(578)	$(556)	$99	$(570)	$(53)

Add Fixed Charges:
Interest expense (excluding capitalized)	—	—	—	166	128	30
Amortization of loan costs	—	—	—	5	5	1
Interest portion of rental expense	6	7	5	10	13	3

Total earnings (loss) as defined	(35)	(571)	(551)	280	(424)	(19)

Fixed Charges:
Interest expense incurred	—	—	—	166	128	30
Amortization of debt expense	—	—	—	5	5	1
Interest portion of rental expense	6	7	5	10	13	3

Total fixed charges	6	7	5	181	146	34
Ratio of earnings to fixed charges	—	—	—	1.5x	—	—

Deficiency in the coverage of earnings to fixed charges	41	578	556	—	570	53

Use of proceeds

We estimate that the net proceeds from the offering of the notes will be approximately $              after deducting the underwriting discounts and estimated offering expenses. We intend to use the net proceeds of this offering to fund the portion, if any, of the purchase price of the 7.875% notes due 2011 tendered and accepted by us for purchase pursuant to the Tender Offer, including the payment of accrued interest and any applicable early tender premium, not funded with cash on hand. See “Summary—The tender offer.” As of the close of business on June 1, 2009, approximately $416 million aggregate principal amount of the 7.875% notes due 2011 had been validly tendered and not withdrawn. As of May 19, 2009, approximately $540 million aggregate principal amount of the 7.875% notes due 2011 were outstanding.

The total amount of funds required to purchase the maximum aggregate principal amount of the 7.875% notes due 2011 sought pursuant to the Tender Offer, including to pay the early tender payment, and to pay all accrued and unpaid interest on the purchased notes is expected to be approximately $255.9 million, assuming all $250 million aggregate principal amount of 7.875% notes due 2011 accepted for purchase were tendered prior to the early tender time. As of March 31 and May 31, 2009, we had $145 million and $324 million of cash on hand, respectively. We intend to reduce the utilization of our securitization program by $40 million which will have a corresponding impact on our working capital requirements and will reduce our cash on hand by an equivalent amount.

The Tender Offer is conditioned upon the satisfaction or waiver of certain conditions, including the consummation of this offering.

We intend to use the net proceeds remaining from the offering, after payment of any portion of the purchase price for tendered notes, including if the Tender Offer is not consummated, for general corporate purposes, including additions to property, plant and equipment, working capital requirements and the repayment of debt and/or securitization financing, whether at maturity, through optional repayments, open market purchases, privately negotiated transactions or otherwise. Pending final use, we may invest the net proceeds from this offering in short-term, interest-bearing securities.

Capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2009 and as adjusted to reflect the sale of the notes offered hereby and the use of proceeds to fund a portion of the purchase price of the 7.875% notes due 2011 tendered and accepted by us for purchase pursuant to the Tender Offer. The as adjusted information assumes that (i) the total amount of funds required to purchase notes accepted for purchase pursuant to the Tender Offer is $255.9 and the funds are obtained first from cash on hand with the remainder from offering proceeds and (ii) that the remaining proceeds from the offering are retained in cash pending utilization as described under “Use of proceeds.” The information presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Domtar’s most recent Quarterly Report on Form 10-Q for the three months ended March 31, 2009 and other information contained in this prospectus.

	As of March 31, 2009
(In millions of dollars)	Actual	As adjusted

	(unaudited)
Cash and cash equivalents(1)	$ 145	$ 131

Short-term bank indebtedness(2)	52	52

Long-term debt (including portion due within one year):

Credit Agreement:
Revolving credit facility due 2012(3)	$ 150	$ 150
Term loan facility due 2014(4)	610	610

Unsecured debentures and notes(5):
7.875% notes due 2011	561	301
5.375% notes due 2013	324	324
7.125% notes due 2015	399	399
9.5% debentures due 2016	139	139
Notes offered hereby(6)	—	250
Capital lease obligations with maturities between 2009 and 2028	26	26
Other	4	4

Total long-term debt	$2,213	$2,203

Shareholders’ equity:
Common stock: $0.01 par value; authorized 2,000,000,000 shares; 495,293,490 shares issued and outstanding, actual and as adjusted	$ 5	$ 5
Exchangeable shares: no par value; unlimited number authorized; 20,280,936 shares issued and held by non-affiliates, actual and as adjusted	134	134
Additional paid-in capital	2,751	2,751
Accumulated deficit(7)	(571)	(567)
Accumulated other comprehensive loss	(246)	(246)

Total shareholders’ equity	2,073	2,077

Total capitalization	$4,338	$4,332

(1)	Cash and cash equivalents, as adjusted, reflect payment of the premium to redeem our 7.875% notes due 2011, accrued and unpaid interest, underwriting fees and offering expenses. As of May 31, 2009, on an actual basis, the Company had $324 million of cash on hand and had $60 million utilized under its securitization program. The Company intends to reduce the utilization of its securitization program by $40 million which will have a corresponding impact on the Company’s working capital requirements and will reduce the Company’s cash on hand by an equivalent amount. See “Use of proceeds.”

(2)	Represents checks outstanding.

(3)	$750 million facility, of which $549 million was available as at March 31, 2009, after giving effect to $51 million of outstanding letters of credit.

(4)	The Company intends to make a $2 million mandatory quarterly amortization payment.

(5)	Amounts reflect fair value adjustments arising out of the Transaction as reflected in our balance sheet as of March 31, 2009. The unsecured debentures and notes had the following nominal principal amounts as of March 31, 2009:

7.875% notes due 2011	$540
5.375% notes due 2013	$350
7.125% notes due 2015	$400
9.5% debentures due 2016	$125

The adjusted amount for the 7.875% notes due 2011 reflects the reduction in the outstanding principal amount of $250 million plus the related fair value adjustment attributable thereto.

The premiums or discounts associated with each series of debt securities reflect the fair value market value adjustment relating to the Contribution as of March 7, 2007.

(6)	The notes offered hereby will be issued at a discount.

(7)	The $4 million adjustment represents the gain on the reversal of the fair value increment on the 7.875% notes due 2011, net of the early tender premium, tender offer fees and other costs. All amounts are presented net of tax.

Description of other indebtedness

Senior secured credit facilities

Our Credit Agreement consists of a senior secured tranche B term loan facility and a $750 million senior secured revolving credit facility. The revolving credit facility may be used by the Company, Domtar Paper Company, LLC and Domtar Inc. for general corporate purposes and a portion is available for letters of credit. Borrowings by the Company and Domtar Paper Company, LLC under the revolving credit facility are available in U.S. dollars, and borrowings by Domtar Inc. under the revolving credit facility are available in U.S. dollars and/or Canadian dollars and are limited to $150 million (or the Canadian dollar equivalent thereof).

The tranche B term loan facility matures on March 7, 2014, and the revolving credit facility matures on March 7, 2012. The tranche B term loan facility amortizes in nominal quarterly installments (equal to one percent of the aggregate initial principal amount thereof per annum) with the balance due on the maturity date. In addition, under certain conditions and to the extent we generate cash flow in excess of cash flow used for operating and capital requirements and repayments of debt, excluding optional repayments of the term loan, we are obligated to apply a portion of such excess cash towards repayments of the term loan, which amount would take into account any optional repayments of the loan already made.

Amounts drawn under the tranche B term loan facility bear annual interest at either a Eurodollar rate plus a margin of 1.375%, or an alternate base rate plus a margin of 0.375%. Amounts drawn under the revolving credit facility bear annual interest at either a Eurodollar rate plus a margin of between 1.25% and 2.25%, or an alternate base rate plus a margin of between 0.25% and 1.25%. Amounts drawn under the revolving credit facility by Domtar Inc. in U.S. dollars bear annual interest at either a Eurodollar rate plus a margin of between 1.25% and 2.25%, or a U.S. base rate plus a margin of between 0.25% and 1.25%. Amounts drawn under the revolving credit facility by Domtar Inc. in Canadian dollars bear annual interest at the Canadian prime rate plus a margin of between 0.25% and 1.25%. Domtar Inc. may also issue bankers’ acceptances denominated in Canadian dollars which are subject to an acceptance fee, payable on the date of acceptance, which is calculated at a rate per annum equal to between 1.25% and 2.25%. The interest rate margins and the acceptance fee, in each case, with respect to the revolving credit facility, are subject to change based on the Company’s consolidated leverage ratio.

The Credit Agreement contains a number of covenants that, among other things, limit the ability of the Company and its subsidiaries to make capital expenditures and place restrictions on other matters customarily restricted in senior secured credit facilities, including restrictions on indebtedness (including guarantee obligations), liens (including sale and leasebacks), fundamental changes, sales or disposition of property or assets, investments (including loans, advances, guarantees and acquisitions), transactions with affiliates, hedge agreements, dividends and other payments in respect of capital stock, changes in fiscal periods, environmental activity, optional payments and modifications of other material debt instruments, negative pledges and agreements restricting subsidiary distributions and changes in lines of business. As long as the revolving credit commitments are outstanding, we are required to comply with a consolidated EBITDA (as defined under the Credit Agreement) to consolidated cash interest coverage ratio of greater than 2.5x and a consolidated debt to consolidated EBITDA (as defined under the Credit Agreement) ratio of less than 4.5x. The Credit Agreement contains customary events of default, provided that non-compliance with the consolidated cash interest coverage ratio or consolidated leverage ratio will not constitute an event of default under the tranche B term loan facility unless it has not been waived by the revolving credit lenders within a period of 45 days after notice. At March 31, 2009, the Company was in compliance with its covenants.

A significant or prolonged downturn in general business and economic conditions may affect our ability to comply with our covenants or meet those financial ratios and tests and could require us to take action to reduce our debt or to act in a manner contrary to our current business objectives.

A breach of any of our Credit Agreement or indenture covenants or failure to maintain a required ratio or meet a required test may result in an event of default under those agreements. This may allow the counterparties to those agreements to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. If this occurs, we may not be able to refinance the indebtedness on favorable terms, or at all, or repay the accelerated indebtedness.

The Company’s direct and indirect, existing and future, U.S. wholly-owned subsidiaries serve as guarantors of the senior secured credit facilities for any obligations thereunder of the Company and Domtar Paper Company, LLC, subject to certain agreed exceptions. The Company and its subsidiaries serve as guarantors of Domtar Inc.’s obligations as a borrower under the senior secured credit facilities, subject to agreed exceptions. Domtar Inc. does not guarantee Domtar Corporation’s obligations under the Credit Agreement. In 2008, we amended the credit facility in order to allow for the early repurchase of our 7.875% Notes due 2011.

The obligations of the borrowers in respect to the senior secured credit facilities are secured by all of the equity interests of the Company’s direct and indirect U.S. subsidiaries and 65% of the equity interests of the Company’s direct and indirect “first-tier” foreign subsidiaries, subject to agreed exceptions, and a perfected first priority security interest in substantially all of the Company’s and its direct and indirect U.S. subsidiaries’ tangible and intangible assets. The obligations of Domtar Inc., and the obligations of the non-U.S. guarantors, in respect of the senior secured credit facilities are secured by all of the equity interests of the Company’s direct and indirect subsidiaries, subject to agreed exceptions, and a perfected first priority security interest, lien and hypothec in the inventory of Domtar Inc., its immediate parent, and its direct and indirect subsidiaries.

As of March 31, 2009, there were $150 million of borrowings under our revolving credit facility. In addition, at March 31, 2009, we had outstanding letters of credit amounting to $51 million under this credit facility. We also have other outstanding letters of credit amounting to $2 million.

Accounts receivable securitization

The Company sells certain of its trade receivables through a securitization program, which expires in February 2011. The Company uses securitization of its receivables as a source of financing by reducing its working capital requirements. This securitization program consists of the sale of receivables to a special purpose company which in turn transfers a senior beneficial interest in these receivables to a special purpose entity administered by a financial institution for multiple sellers of receivables. The agreement governing the receivables securitization program normally allows the daily sale of new receivables to replace those that have been collected. It also limits the cash that can be received from the sale of the senior beneficial interest to a maximum of $150 million. The subordinated interest that the Company retains is included in “Receivables” on the consolidated balance sheet and will be collected only after the senior beneficial interest has been settled. The book value of the retained subordinated interest approximates fair value.

As of March 31, 2009, the senior beneficial interest in receivables held by third parties was $95 million. The Company recently became aware of certain technical defaults under the terms of the governing agreements. The Company has cured the identified defaults and has received a waiver of such defaults by the program administrator. The Company expects to continue selling receivables on an ongoing basis. Should this program be discontinued either by management’s decision or due to termination of the program by the provider, although not anticipated at this time, working capital and bank debt requirements will increase.

For a description of the Company’s long-term debt, see Note 20 to the Consolidated Financial Statements in its Annual Report on Form 10-K for the year ended December 31, 2008.

Description of the notes

The following description is a summary of the terms and provisions of the notes (referred to in this section only as the “Notes”) and the Supplemental Indenture (as defined below) and Indenture (as defined below) governing the Notes. It summarizes only those portions of the Indenture that we believe will be most important to your decision to invest in the Notes. You should keep in mind, however, that it is the Indenture, and not this summary, which will define your rights as a holder of the Notes. There may be other provisions in the Indenture which are also important to you. You should read the Indenture and the Notes for a full description of the terms of the Notes. A copy of the Indenture is filed as an exhibit to the registration statement that includes this prospectus. See “Where you can find more information” for information on how to obtain copies of the Indenture. In this section, “we”, “us”, “our” and “Domtar” refer only to Domtar Corporation without any of its subsidiaries. Certain defined terms used in this description but not defined herein have the meanings assigned to them in the Indenture.

General

Domtar will issue the Notes under a supplemental indenture, dated the issue date of the Notes (the “Supplemental Indenture”), to the indenture, dated November 19, 2007, by and among Domtar, Domtar Paper Company, LLC and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the “Trustee”) (together with the Supplemental Indenture, the “Indenture”). The Indenture does not limit the maximum aggregate principal amount of notes Domtar may issue thereunder. Domtar will issue up to an aggregate principal amount of $250 million of     % notes due 2017 in this offering.

The Notes will vote on and consent to all matters arising under the Indenture or the Notes as a separate class.

We may from time to time without notice to, or the consent of, the holders of Notes, create and issue additional Notes under the Indenture, equal in rank to the Notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the additional Notes, or except for the first payment of interest following the issue date of the additional Notes) so that the additional Notes may be consolidated and form a single series with the existing Notes and have the same terms as to status, redemption and otherwise as Notes offered under this prospectus.

The Notes will be issued in denominations of $1,000 and integral multiples of $1,000 and will be represented by one or more registered notes in global form, but in certain limited circumstances may be represented by Notes in definitive form. See “—Book-entry, delivery and form.”

The terms of the Notes include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended.

Terms of the notes

General

Principal and interest on the Notes will be payable in lawful money of the United States. On maturity or redemption of the Notes, Domtar will repay the indebtedness represented by such Notes by paying the Trustee in lawful money of the United States an amount equal to the principal amount of the outstanding Notes plus any accrued and unpaid interest thereon to but excluding the date of maturity or redemption, as the case may be. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. The Notes will be subject to redemption only in the circumstances and upon the terms described below under “—Optional redemption.”

The Notes will mature on                     , 2017. The Notes will bear interest at the rate per annum of     %, which will be payable semi-annually on              and              of each year, commencing on the first such date occurring after the Issue Date, to the persons in whose names the Notes are registered at the close of business on the preceding                      or                     , as the case may be. Each Note will bear interest from the Issue Date.

Ranking

The Notes will be our general unsecured senior obligations and will rank equally with all of our existing and future unsecured and unsubordinated obligations. The Notes will be senior in right of payment to all of our future subordinated indebtedness and will be effectively subordinated to all of our existing and future secured indebtedness, including our indebtedness under the Credit Agreement, to the extent of the value of the assets securing such secured indebtedness.

Similarly, each Subsidiary Guarantee of the Notes will be the unsecured senior obligation of the applicable Subsidiary Guarantor and will rank equally with all of the existing and future unsecured senior indebtedness of the applicable Subsidiary Guarantor. Each Subsidiary Guarantee will be senior in right of payment to all of the future subordinated indebtedness of the applicable Subsidiary Guarantor and will be effectively subordinated to all of the existing and future secured indebtedness of the applicable Subsidiary Guarantor, including its guarantee in respect of indebtedness under the Credit Agreement, to the extent of the value of the assets securing such secured indebtedness.

Each of the Subsidiary Guarantors has also provided a subsidiary guarantee with respect to the Company’s other unsecured notes and debentures pursuant to the Indenture. See “Capitalization.” The condensed consolidating financial information as required under Rule 3.10 of Regulation S-X can be found at Note 28 to the Company’s financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2008 and Note 12 to the Company’s financial statements included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, each incorporated by reference in this prospectus.

All of our operations are conducted through our subsidiaries. Unless a subsidiary is a Subsidiary Guarantor, claims of creditors of such subsidiary, including trade creditors, generally will have priority with respect to the assets and earnings of such subsidiary over the claims of our creditors, including holders of the Notes. The Notes, therefore, will be structurally subordinated to creditors (including trade creditors) of our subsidiaries that are not Subsidiary Guarantors.

In the event of bankruptcy, liquidation, reorganization or other winding up of us or our Subsidiary Guarantors, or upon a default in payment with respect to, or the acceleration of, any indebtedness under our Credit Agreement or other senior secured indebtedness, our assets and the assets of the Subsidiary Guarantors that secure such senior secured indebtedness will be available to pay obligations on the Notes and the Subsidiary Guarantees only after all indebtedness under such Credit Agreement and other senior secured indebtedness has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the Notes.

For the year ended December 31, 2008 and the three months ended March 31, 2009, our non-guarantor subsidiaries collectively represented, respectively, approximately 32% and 27% of our sales, 129% and 164% of our operating income and (194)% and 95% of our cash flows from operating activities. At March 31, 2009, our non-guarantor subsidiaries collectively represented approximately 28% of our total assets, excluding intercompany assets and investments in affiliates, and 13% of our outstanding total liabilities, including trade payables but excluding intercompany liabilities, all of which would have been structurally senior to the notes.

The Indenture will not limit us or our subsidiaries from incurring additional indebtedness (other than secured indebtedness) under the Indenture or any other agreement that we may have entered into or enter into in the future.

Listing of the notes

We do not intend to apply for the listing of the Notes on any securities exchange or for the quotation of the Notes in any dealer quotation system. The Notes are new securities for which there is currently no public market. We cannot assure you that any active or liquid market will develop for the Notes. See “Underwriting.”

Optional redemption

The Notes will be redeemable, in whole or in part, at our option at any time. We may redeem the Notes in part only in the amount of $1,000 or integral multiples thereof. The redemption price for the Notes is equal to the greater of:

•	100% of the principal amount of the Notes, and

•

as determined by the Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the Notes (not including any portion of the payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Adjusted Treasury Rate, plus 50 basis points, plus, in each case, accrued and unpaid interest thereon to but excluding the date of redemption.

We will mail notice of redemption of any of the Notes at least 30 days but not more than 60 days before the redemption date to the holders of such Notes at their registered address. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or the portions thereof called for redemption. Where less than all of the outstanding Notes are to be redeemed, the Notes will be selected by the Trustee in such manner as it shall deem fair and appropriate.

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt of comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any redemption date, the average of the Reference Treasury Dealer Quotations for the redemption date.

“Independent Investment Banker” means one of the Reference Dealers selected by Domtar.

“Reference Dealer” means (1) J.P. Morgan Securities Inc. and its successors; provided, however, that if it shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), Domtar shall substitute for it another Primary Treasury Dealer, and (2) any other Primary Treasury Dealer selected by the Trustee after consultation with Domtar.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted by the Reference Dealer at 5:00 p.m. on the third business day preceding that redemption date.

Domtar is not required to make mandatory redemption payments or sinking fund payments with respect to the Notes.

Subsidiary guarantors

On the Issue Date, each of Domtar’s direct and indirect U.S. Subsidiaries that guarantee indebtedness of Domtar or any of its subsidiaries under the Credit Agreement (other than U.S. Subsidiaries of our non-U.S. subsidiaries) will jointly and severally, fully and unconditionally guarantee Domtar’s obligations under the Notes and all obligations under the Indenture on a senior unsecured basis. Such Subsidiary Guarantors will agree to pay, in addition to the obligations under the Notes and the Indenture, any and all costs and expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the holders in enforcing any rights under the Subsidiary Guarantees.

The obligations of the Subsidiary Guarantors under the Subsidiary Guarantees will rank equally in right of payment with all existing and future unsecured senior indebtedness of such Subsidiary Guarantors, and will be effectively subordinated to all of such Subsidiary Guarantors’ secured indebtedness, including their guarantees in respect of indebtedness under the Credit Agreement, to the extent of the value of the assets securing such secured indebtedness.

As of March 31, 2009, outstanding indebtedness of the Subsidiary Guarantors was $7 million, (excluding intercompany liabilities and guarantees under the Credit Agreement and the Indenture), most of which represented capitalized leases.

The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor (including, without limitation, any guarantees under the Credit Agreement) and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its Subsidiary Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law.

In the event a Subsidiary Guarantor is sold, conveyed, assigned or otherwise disposed of (whether by merger, consolidation, the sale of its capital stock or the sale of all or substantially all of its assets (other than by lease)) and whether or not the Subsidiary Guarantor is the surviving corporation in such transaction to a Person which is not us or a Restricted Subsidiary of us, such Subsidiary Guarantor will be automatically released from its obligations under the Indenture and its Subsidiary Guarantee if:

(1)	the sale or other disposition is in compliance with the Indenture, including the covenant “—Certain covenants—Consolidation, merger and sale of assets;” and

(2)	all the obligations of such Subsidiary Guarantor under our Credit Agreement and related documentation and under any other agreements relating to any other indebtedness of us terminate upon consummation of such transaction.

In the event that a Subsidiary Guarantor is released and discharged in full from all of its obligations under its guarantees of the Credit Agreement (including by reason of the termination of the Credit Agreement) and all other indebtedness of us (except in each case a release or discharge by or as a result of payment under such guarantee), then such Subsidiary Guarantor will be released from its obligations under its Subsidiary Guarantee as specified under the covenant “Future subsidiary guarantors.”

In addition, a Subsidiary Guarantor will be released from its obligations under the Indenture and its Subsidiary Guarantee in connection with any legal defeasance of the applicable Notes or upon satisfaction and discharge of the Indenture, each in accordance with the terms of the Indenture.

Change of control

If a Change of Control occurs, unless we have exercised our right to redeem all of the Notes as described under “—Optional redemption,” each holder will have the right to require us to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount of the Notes plus accrued and unpaid interest, if any, to but excluding the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Within 30 days following any Change of Control, unless we have exercised our right to redeem all of the Notes as described under “—Optional redemption,” we will mail a notice (the “Change of Control Offer”) to each holder, with a copy to the Trustee, stating:

(1)	that a Change of Control has occurred and that such holder has the right to require us to purchase such holder’s Notes at a purchase price in cash equal to 101% of the principal amount of such Notes plus accrued and unpaid interest, if any, to but excluding the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the “Change of Control Payment”);

(2)	the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Change of Control Payment Date”); and

(3)	the procedures determined by us, consistent with the Indenture, that a holder must follow in order to have its Notes repurchased.

On the Change of Control Payment Date, we will, to the extent lawful:

(1)	accept for payment all Notes or portions of Notes (in integral multiples of $1,000) properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes so tendered; and

(3)	deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by us.

The paying agent will promptly mail to each holder of Notes so tendered the Change of Control Payment for such Notes. With respect to the unpurchased portion of the Notes so tendered (if any), the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new Note equal in principal amount to such unpurchased portion of the Notes surrendered; provided that each such new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender pursuant to the Change of Control Offer.

The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders to require us to repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

Prior to mailing a Change of Control Offer, and as a condition to such mailing, (i) the requisite holders of each issue of indebtedness issued under an indenture or other agreement that may be violated by such payment shall have consented to such Change of Control Offer being made and waived the event of default, if any, caused by the Change of Control or (ii) we will repay all outstanding indebtedness issued under an indenture or other agreement that may be violated by a payment to the holders of Notes under a Change of Control Offer or we must offer to repay all such indebtedness, and make payment to the holders of such indebtedness that accept such offer, and obtain waivers of any event of default from the remaining holders of such indebtedness. We covenant to effect such repayment or obtain such consent within 30 days following any Change of Control, it being a default of the Change of Control provision of the Indenture if we fail to comply with such covenant. A default under the Indenture with respect to any series of Domtar debt securities could result in a cross-default under the Credit Agreement and with respect to other series of Domtar debt securities.

We will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

We will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations described in the Indenture by virtue of the conflict.

Our ability to repurchase Notes pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of certain of the events that constitute a Change of Control would constitute a default under the Credit Agreement. In addition, certain events that may constitute a change of control under the Credit Agreement and cause a default under that agreement may not constitute a Change of Control under the Indenture. The future indebtedness of us and our subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require us to repurchase the Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders upon a repurchase may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

Even if sufficient funds were otherwise available, the terms of the Credit Agreement will, and future indebtedness may, prohibit us from purchasing the Notes before their scheduled maturity. Consequently, if we are not able to prepay the Credit Agreement and any such other indebtedness containing similar restrictions or obtain requisite consents, as described above, we will be unable to fulfill our repurchase obligations if holders of the Notes exercise their repurchase rights following a Change of Control, resulting in a default under the Indenture. A default under the Indenture with respect to any series of Domtar debt securities could result in a cross default under the Credit Agreement and with respect to the other series of Domtar debt securities.

The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving us by increasing the capital required to effectuate such transactions. The definition of “Change of Control” includes a disposition of all or substantially all of the property and assets of Domtar and its Restricted Subsidiaries taken as a whole to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances, there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of a Person. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Notes may require us to make an offer to repurchase the Notes as described above.

Certain covenants

Consolidation, merger and sale of assets

We will not consolidate with or merge with or into any other Person or convey, transfer or lease our properties and assets substantially as an entirety to any Person, and we will not permit any Person to consolidate with or merge with or into us, unless:

•

we will be the surviving company in any merger or consolidation, or, if we consolidate with or merge into another Person or convey or transfer or lease our properties and assets substantially as an entirety to any Person, the successor person is an entity organized and validly existing under the laws of the United States of America or any state thereof or the District of Columbia, and the successor entity expressly assumes our obligations relating to the Notes,

•

each Subsidiary Guarantor (unless it is the other party to the transactions above) shall have by supplemental indenture confirmed that its Subsidiary Guarantee shall apply to such successor Person’s obligations in respect of the Indenture and the Notes,

•	immediately after giving effect to the consolidation, merger, conveyance, transfer or lease, there exists no Default or Event of Default, and

•	other conditions, including the delivery of an Officers’ Certificate and an Opinion of Counsel, described in the Indenture are met.

This covenant would not apply to the direct or indirect conveyance, transfer or lease of all or any portion of the stock, assets or liabilities of any of our wholly-owned subsidiaries to us or to our other wholly-owned subsidiaries. Subject to the foregoing sentence, any debt which becomes an obligation of ours or any subsidiary as a result of any transaction described by this covenant will be treated as having been incurred by us or such subsidiary at the time of such transaction.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more of our subsidiaries, which properties and assets, if held by us instead of such subsidiaries, would constitute all or substantially all of the properties and assets of us on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of us.

The predecessor person will be released from its obligations under the Indenture and the successor person will succeed to, and be substituted for, and may exercise every right and power of, us under the Indenture, but, in the case of a lease of all or substantially all its assets, the predecessor person will not be released from the obligation to pay the principal of and interest on the Notes.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a person. As a result, it may be unclear as to whether a sale of substantially all of our assets in breach of this covenant has occurred and whether a holder of Notes would have any applicable rights under the Indenture.

Limitation on liens

With certain exceptions set forth below, the Indenture will provide that neither we nor our Restricted Subsidiaries may create, incur, assume or otherwise have outstanding any Mortgage, upon any Principal Property belonging to us or to any of our Restricted Subsidiaries or upon the shares of capital stock or debt of any of our Restricted Subsidiaries, whether such Principal Property, shares or debt are owned by us or our Restricted Subsidiaries on the date of the Indenture or acquired in the future, to secure any debt of ours or any of our Restricted Subsidiaries.

The Indenture will permit us to create, incur, assume or otherwise have outstanding such Mortgage if we provide that the Notes will be secured by a Mortgage equally and ratably with or in priority to the new secured debt, so long as such new secured debt shall be so secured. In this event, we may also provide that any of our other debt, including indebtedness guaranteed by us or by any of our Restricted Subsidiaries, will be secured equally with or in priority to the new secured debt. In addition, the Indenture will provide that the restriction on creating, incurring, assuming or permitting any Mortgage will not apply to:

(1)	Mortgages securing indebtedness and other obligations of Domtar or the Restricted Subsidiaries under the Credit Agreement in an aggregate principal amount at any one time outstanding not to exceed $1,550 million less the aggregate principal amount of all mandatory prepayments of principal thereof permanently reducing the commitments thereunder;

(2)	Mortgages in favor of us or any wholly-owned Restricted Subsidiary;

(3)	any Mortgage to secure a Purchase Money Obligation, so long as the Mortgage does not apply to other property owned by us or any Restricted Subsidiary at the time of the commencement of the construction or improvement of, or immediately prior to the consummation of the acquisition of, the property that is subject to the Purchase Money Obligation;

(4)	Mortgages existing upon any property or asset of a company which is merged with or into, amalgamated with, or is consolidated into, or substantially all the assets or shares of capital stock of which are acquired by, us or any of our Restricted Subsidiaries, at the time of such merger, amalgamation, consolidation or acquisition, so long as any such Mortgage (1) does not extend to any other property or asset, other than improvements to the property or asset subject to such Mortgage and (2) was not created in anticipation of such merger, amalgamation, consolidation or acquisition;

(5)	Mortgages securing obligations issued by Canada or any province or territory thereof; the United States of America, any state thereof or the District of Columbia or any territory or possession of the United States of America, or any political subdivision, agency or authority of any of the foregoing, to finance the acquisition, construction or improvement of property subject to such Mortgages, including, among other things, Mortgages incurred in connection with pollution control, industrial revenue or similar financings;

(6)	any Mortgage required to be given or granted by any Restricted Subsidiary pursuant to the terms of any trust deed or similar document entered into by such Restricted Subsidiary prior to the date on which it became a Restricted Subsidiary;

(7)	Mortgages existing as of the date of the Indenture, except that the creating, incurring, assuming or permitting of Mortgages securing obligations of Domtar and its Restricted Subsidiaries under the Credit Agreement shall be deemed so created, incurred, assumed or permitted on the date of the Indenture under clause (1);

(8)	extensions, renewals, alterations or replacements of any Mortgage referred to in the preceding clauses (2) through (7); provided, however, that the principal amount of indebtedness secured thereby shall not exceed the principal amount of indebtedness so secured at the time of such extension, renewal, alteration or replacement and provided, further, however, that such extension, renewal, alteration or replacement shall be limited to all or a part of the property or other assets which secured the Mortgage so extended, renewed, altered or replaced (plus improvements on such property or other assets); and

(9)	a Mortgage (including successive extensions, renewals, alterations or replacements thereof) not excepted by clauses (1) through (8), provided, that after giving effect thereto, Exempted Debt does not exceed 10% of Consolidated Net Tangible Assets of Domtar.

Limitation on sale and leaseback transactions

The Indenture also restricts transactions involving the sale and leaseback by us or any of our Restricted Subsidiaries with any Person (other than us or a Restricted Subsidiary) providing for the leasing by us or any Restricted Subsidiary of any of our or their Principal Property or any property which together with any other property subject to the same transaction or series of related transactions would in the aggregate constitute a Principal Property, except for leases which will not exceed three years, including renewals, which property has been or is to be sold or transferred by us or any Restricted Subsidiary to such Person (other than us or a Restricted Subsidiary) more than six months after the acquisition, completion of construction, or commencement of operations of such property, with the intention of taking back a lease of such property (“sale and leaseback transaction”), unless the net proceeds of the sale or transfer of the property to be leased are at least equal to the fair market value of such property and unless:

(1)	the Indenture would have allowed us or any of our Restricted Subsidiaries to create a Mortgage on such property to secure debt in an amount at least equal to the Attributable Obligation in respect of such sale and leaseback transaction without securing the Notes pursuant to the terms of the covenant described under “—Limitation on liens” above; or

(2)	within 180 days, we or any Restricted Subsidiary applies an amount equal to the net proceeds of such sale or transfer to:

a.	the voluntary retirement of Funded Debt of us or our Restricted Subsidiaries which is senior to or ranks equally with the Notes in right of payment and owing to a Person other than us or any Affiliate of us; or

b.	the purchase of additional property, facilities or equipment that will constitute or form a part of Principal Property, and which has a fair market value at least equal to the net proceeds of such sale or transfer.

(3)	Notwithstanding the provisions of clauses (1) and (2) above, we and our Restricted Subsidiaries may enter into a sale and leaseback transaction in addition to those permitted by clauses (1) and (2) above, and without any obligation to retire Funded Debt or to acquire property, facilities or equipment, provided at the time of entering into such sale and leaseback transaction and after giving effect thereto, Exempted Debt does not exceed 10% of Consolidated Net Tangible Assets of Domtar.

Future subsidiary guarantors

We will cause each U.S. Subsidiary that guarantees, on the Issue Date or any time thereafter, any indebtedness of us or any of our subsidiaries under the Credit Agreement or any other indebtedness of us to execute and deliver to the Trustee a supplemental indenture pursuant to which such U.S. Subsidiary will unconditionally guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest in respect of the Notes on a senior basis and all other obligations under the Indenture. Notwithstanding the foregoing, in the event a Subsidiary Guarantor is released and discharged in full from all of its obligations under its guarantees of (1) the Credit Agreement (including by reason of the termination of the Credit Agreement) and (2) all other indebtedness of us (except in each case a release or discharge by or as a result of payment under such guarantee), then the Subsidiary Guarantee of such Subsidiary Guarantor shall be automatically and unconditionally released or discharged. For purposes of this covenant, “U.S. Subsidiary” means any subsidiary organized or existing under the laws of the United States of America or any state or territory thereof or the District of Columbia other than subsidiaries owned directly or indirectly by non-U.S. Subsidiaries. Neither this covenant nor any other provisions of the Indenture will limit the incurrence of indebtedness by our subsidiaries or the issuance of guarantees of indebtedness by our subsidiaries, except as set forth in this paragraph, and any such indebtedness or guarantees could be effectively senior to the Notes.

The obligations of each Subsidiary Guarantor will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor (including, without limitation, any guarantees under the Credit Agreement) and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its Subsidiary Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law.

Each future Subsidiary Guarantee shall also be released in accordance with the provisions of the Indenture described under “Subsidiary guarantees.”

SEC reports

We will:

(1)	file with the Trustee, within 15 days after we are required to file the same with the SEC, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may from time to time by rules and regulations prescribe) which we may be required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act;

(2)	file with the Trustee and the SEC, in accordance with rules and regulations prescribed from time to time by the SEC, such additional information, documents and reports with respect to compliance by us with the conditions and covenants of the Indenture as may be required from time to time by such rules and regulations;

(3)	notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, continue to file with the SEC and provide the Trustee the information that is specified under Sections 13 and 15(d) of the Exchange Act within the time period specified therein or in such relevant forms; and

(4)	transmit by mail, to all holders of Notes, as their names and addresses appear in the security register, within 30 days after the filing thereof with the Trustee, such summaries of any information, documents and reports required to be filed by us pursuant to clauses (1), (2) and (3) of this paragraph as may be required by rules and regulations prescribed from time to time by the SEC.

Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such reports shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including our compliance with any of our covenants in the Indenture (as to which the Trustee is entitled to rely exclusively on Officers’ Certificates).

Events of default

Under the terms of the Indenture, each of the following constitutes an Event of Default with respect to the Notes:

(1)	default for 30 days in the payment of any interest on the Notes when due;

(2)	default in the payment of principal, or premium, if any, on the Notes when due;

(3)	default in the performance, or breach, of any covenant or warranty in the Indenture with respect to the Notes for 60 days after written notice, as provided below;

(4)	the Subsidiary Guarantee of a Significant Subsidiary ceases to be in full force and effect except as otherwise permitted under the Indenture or is declared null and void in a judicial proceeding or is disaffirmed by the Subsidiary Guarantor;

(5)	certain events of bankruptcy, insolvency or reorganization;

(6)	default under any Mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by Domtar or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Domtar or any of its Restricted Subsidiaries), other than indebtedness owed to Domtar or a Restricted Subsidiary, whether such indebtedness or guarantee now exists, or is created after the Issue Date, which default (a) is caused by a failure to pay principal of, or interest or premium, if any, on such indebtedness prior to the expiration of the grace period provided in such indebtedness (“payment default”) or (b) results in the acceleration of such indebtedness prior to its maturity (“cross acceleration provision”) and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $80 million (or its equivalent in other currencies) or more; and

(7)	the taking or entering against Domtar or any of its Restricted Subsidiaries of a judgment or decree for the payment of money in excess of $80 million (or its equivalent in other currencies) in the aggregate, if Domtar or such Restricted Subsidiary, as the case may be, fails to file an appeal therefrom within the applicable appeal period or, if Domtar or such Restricted Subsidiary, as the case may be, does file an appeal therefrom within such period, such judgment or decree is not within a period of 60 days from the date thereof, and does not remain, vacated, discharged or stayed.

However, a default under clause (3) of this paragraph will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify Domtar of the default and Domtar does not cure such default within the time specified in clause (3) of this paragraph after receipt of such notice.

We are required to furnish the Trustee annually with an Officers’ Certificate as to the fulfillment of our obligations under the Indenture.

The Indenture provides that if a Default occurs with respect to the Notes, the Trustee must mail to each holder of Notes notice of the Default within 90 days after it occurs; provided, however, that in the case of a Default specified in clause (3) of the first paragraph above with respect to such Notes, no such notice shall be given until at least 30 days after the occurrence thereof. The Indenture provides that the Trustee may withhold notice to holders of the Notes of any Default, except in respect of the payment of principal or interest on the Notes, if it considers it in the interests of the holders of the Notes to do so.

Effect of an event of default

If an Event of Default exists (other than an Event of Default in the case of certain events of bankruptcy, insolvency or reorganization), the Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding Notes may declare the principal amount, or, if the Notes are original issue discount securities, the portion of the principal amount as may be specified in the terms of the Notes, of, premium, if any, and accrued but unpaid interest and any other monetary obligations on, the Notes to be due and payable immediately, by a notice in writing to us, and to the Trustee if given by holders. Upon that declaration, the principal (or specified) amount, premium and interest will become immediately due and payable. However, at any time after a declaration of acceleration has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of not less than a majority in aggregate principal amount may, subject to conditions specified in the Indenture, rescind and annul that declaration and its consequences.

In the event of a declaration of acceleration of the Notes because an Event of Default described in clause (6) under “—Events of default” has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the default triggering such Event of Default pursuant to clause (6) shall be remedied or cured by Domtar or a Restricted Subsidiary or waived by the holders of the relevant indebtedness within 20 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except nonpayment of principal, premium or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

If an Event of Default in the case of certain events of bankruptcy, insolvency or reorganization exists, the principal (or specified) amount, premium, if any, accrued but unpaid interest and any other monetary obligations of all of the outstanding Notes shall automatically, and without any declaration or other action on the part of the Trustee or any holder of such outstanding Notes, become immediately due and payable.

Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default then exists, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture (other than the payment of any amounts on the Notes furnished to it pursuant to the Indenture) at your (or any other person’s) request, order or direction, unless you have (or such other person has) offered to the Trustee reasonable security or indemnity. Subject to the provisions for the security or indemnification of the Trustee, the holders of a majority in aggregate principal amount of outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee in connection with the Notes.

Legal proceedings and enforcement of right to payment

Unless you have previously given to the Trustee written notice of a continuing Event of Default with respect to the Notes, you will not have any right to institute any proceeding for the Notes in connection with the Indenture or for any remedy under the Indenture. In addition, the holders of at least 25% in aggregate principal amount of the outstanding Notes must have made a written request, and offered reasonable security or indemnity, to the Trustee to institute that proceeding as Trustee, and, within 60 days following the receipt of such notice, the Trustee must not have received from the holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with that request, and the Trustee must have failed to institute a proceeding within such 60 day period. However, you will have an absolute and unconditional right to receive payment of the principal of, premium, if any, and interest on the Notes on or after the due dates expressed in the Notes (or, in the case of redemption, on or after the redemption date) and to institute a suit for the enforcement of that payment.

Modification of the indenture

With respect to the Notes, we, the Subsidiary Guarantors and the Trustee may, without the consent of any holders of the Notes, enter into supplemental indentures that amend, waive or supplement the terms of the Indenture, the Notes and the Subsidiary Guarantees thereof for specified purposes. The purposes for which the Indenture, the Notes and the Subsidiary Guarantees thereof can be amended without the consent of any holders include:

•	to evidence the succession of another Person to us or any Subsidiary Guarantor under the Indenture, the Notes issued under the Indenture and the Subsidiary Guarantees;

•

to add guarantees with respect to the Notes or release a Subsidiary Guarantor from its obligations under its Subsidiary Guarantee or the Indenture in accordance with the applicable provisions of the Indenture;

•	to convey, transfer, assign, mortgage or pledge any property to or with the Trustee;

•	to surrender any right or power the Indenture may confer on us;

•	to add to the covenants made in the Indenture for the benefit of the holders of all Notes;

•	to make any change that does not adversely affect the rights of any holder of Notes;

•	to add any additional Events of Default;

•	to secure the Notes;

•	to evidence and provide for the acceptance of appointment by an additional or successor trustee with respect to the Notes;

•

to cure any ambiguity, defect or inconsistency in the Indenture, or to make any other provisions with respect to matters or questions arising under the Indenture as the Company and the Trustee may deem necessary and desirable, so long as the rights of any holder of the Notes are not adversely affected in any material respect;

•	to comply with the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

•

to conform the text of the Indenture, the Subsidiary Guarantees or the Notes to any provision of this “Description of the notes” to the extent that such provision in this “Description of the notes” was intended to be a verbatim recitation of a provision of the Indenture, Subsidiary Guarantee or such Notes; or

•	to maintain the qualification of the Indenture under the Trust Indenture Act or other applicable law.

We and the Trustee may modify and amend any of the Indenture, the Notes and the Subsidiary Guarantees thereof with the consent of the holders of not less than a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, such Notes). However, no modification or amendment may, without the consent of the holder of each outstanding Note:

•	change the stated maturity of the principal of, or any installment of interest payable on, the outstanding Notes;

•

reduce the principal amount of, or the rate of interest on, any outstanding Notes or the premium, if any, payable upon the redemption thereof, or the amount of principal of an original issue discount Note, that would be due and payable upon redemption of such Note or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of the outstanding Notes;

•

reduce the premium payable upon the repurchase of any Note or change the time at which any Note may be repurchased as described above under “Change of control,” whether through an amendment or waiver of provisions in the covenants, definitions or otherwise (except amendments to the definition of “Change of Control”);

•	reduce the amount of principal of Notes payable upon acceleration of the maturity thereof;

•	change the place of payment or the coin or currency in which the principal of or premium, if any, or the interest on the outstanding Notes is payable;

•

impair your right to receive payment of principal, premium, if any, and interest on the outstanding Notes on or after the due dates therefor or your right to institute suit for the enforcement of any payment on or with respect to the outstanding Notes;

•	modify the Subsidiary Guarantees in any manner adverse to the holders of the Notes;

•

reduce the percentage of the holders of outstanding debt securities necessary to modify or amend the Indenture, to waive compliance with any provision of the Indenture or certain defaults and consequences of the defaults or to reduce the quorum or voting requirements set forth in the Indenture; or

•

modify any of these provisions or any of the provisions relating to the waiver of certain past defaults or provisions of the Indenture, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of all of the holders of Notes.

The holders of not less than a majority in aggregate principal amount of the outstanding Notes may, on behalf of the holders of all the Notes, waive (including, without limitation, by consent obtained in connection with a purchase of, or tender offer or exchange offer for, such Notes) compliance by us with any provision of the Indenture. The holders of not less than a majority in aggregate principal amount of the outstanding Notes may, on behalf of the holders of all the Notes, waive (including, without limitation, by consent obtained in connection with a purchase of, or tender offer or exchange offer for, such Notes) past defaults by us under certain covenants of the Indenture which relate to the Notes. However, a default in the payment of the principal of, premium, if any, or interest on, any of the Notes or relating to a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Note affected cannot be so waived.

Defeasance and covenant defeasance

The Indenture provides that we may discharge all of our obligations, other than as to transfers and exchanges and certain other specified obligations, under the Notes at any time (“defeasance”). If the Company exercises its defeasance option, the Subsidiary Guarantees in effect at such time will terminate. The Indenture also provides that we may be released from our obligations described above under “Limitation on liens”, “Limitation on sale and leaseback transactions” and “Future subsidiary guarantors” and certain aspects of our obligations described above under “Consolidation, merger and sale of assets,” and from certain other obligations, and elect not to comply with those sections and obligations without creating an Event of Default and that we may terminate the operation of the cross-default upon a payment default, cross acceleration provisions and the Subsidiary Guarantor provision in “Events of default” (“covenant defeasance”).

With respect to the Notes, defeasance and covenant defeasance may be effected to the Indenture only if, among other things:

•

we irrevocably deposit with the Trustee money or United States government obligations or a combination thereof, as trust funds in an amount certified to be sufficient to pay on each date that they become due and payable, the principal of, premium, if any, and interest on all outstanding Notes;

•	we deliver to the Trustee an opinion of counsel in the United States to the effect that:

•	the holders of the Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of the defeasance or covenant defeasance; and

•	the defeasance or covenant defeasance will not otherwise alter those holders’ United States federal income tax treatment of principal and interest payments on the Notes;

in the case of defeasance, this opinion must be based on a ruling of the Internal Revenue Service or a change in United States federal income tax law occurring after the date of the Indenture;

•	we deliver to the Trustee an opinion of counsel in Canada to the effect that:

•	the holders of the Notes will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such defeasance or covenant defeasance; and

•	the defeasance or covenant defeasance will not otherwise alter those holders’ Canadian federal income tax treatment of principal and interest payments on the Notes;

which opinion must be based an a ruling of the Canada Revenue Agency or a change in Canadian income tax law occurring after the date of the Indenture; and

•	no Default or Event of Default under the Indenture has occurred and is continuing;

•	we are not “insolvent” within the meaning of the U.S. Bankruptcy Code or applicable state law on the date of such deposit or at any time during the period ended on the 91st day following such deposit;

•

such defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under, any indenture or other agreement or instrument for borrowed money to which we are a party or by which we are bound;

•

such defeasance or covenant defeasance does not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act of 1940 unless such trust shall be registered under the Investment Company Act of 1940 or exempt from registration thereunder;

•

we deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent with respect to such defeasance or covenant defeasance have been complied with; and

•	other conditions specified in the Indenture have been met.

Satisfaction and discharge

The Indenture provides that when, among other things, all the Notes not previously delivered to the Trustee for cancellation:

•	have become due and payable, or

•	will become due and payable at their stated maturity within one year, or

•	are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in our name and at our expense,

and we or a Subsidiary Guarantor deposits or causes to be deposited with the Trustee, in trust, an amount of money or US government obligations, or a combination thereof (such amount to the certified in the case of US government obligations) sufficient to pay and discharge the entire indebtedness on Notes not previously delivered to the Trustee for cancellation, for the principal and premium, if any, and interest to the date of the deposit or to the stated maturity or redemption, as the case may be, then the Indenture will cease to be of further effect, and we will be deemed to have satisfied and discharged the Indenture. However, we will continue to be obligated to pay all other sums due under the Indenture and to provide the Officers’ Certificates and Opinions of Counsel described in the Indenture.

Book-entry, delivery and form

The Depository Trust Company (“DTC”), New York, NY, will act as securities depository for the Notes. The Notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. DTC or its nominee will credit on its book-entry registration and transfer system the principal amounts of the debt securities represented by the global Notes to the accounts of persons that have accounts with it. We refer to those persons as “participants” in this prospectus and consent solicitation statement.

The following is based on information furnished by DTC.

DTC, the world’s largest depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over 2.2 million issues of U.S. and non-U.S. equity, corporate and municipal debt issues, and money market instruments from over 100 countries that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation, and Emerging Markets Clearing Corporation, (NSCC, FICC, and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). DTC has Standard & Poor’s highest rating: AAA. The DTC Rules applicable to its Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com and www.dtc.org.

Purchases of the Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC’s records. The ownership interest of each actual purchaser of Notes (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Notes, except in the event that use of the book-entry system for the Notes is discontinued.

To facilitate subsequent transfers, all Notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

So long as DTC or Cede & Co. (or any other nominee) is the registered owner of a global debt security, DTC or its nominee will be considered the sole owner or holder of the Notes represented by the global Notes for all purposes under the Indenture. Except as provided below, you

•	will not be entitled to have any of the Notes represented by the global Notes registered in your name;

•	will not receive or be entitled to receive physical delivery of any Notes in definitive form; and

•	will not be considered the owner or holder of the Notes under the Indenture.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the Notes unless authorized by a Direct Participant in accordance with DTC’s Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to Domtar as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Redemption proceeds, distributions, and interest payments on the Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from Domtar or the Trustee on payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC nor its nominee, the Trustee, or Domtar, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and interest payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of Domtar or the Trustee, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as depository with respect to the Notes at any time by giving reasonable notice to Domtar or the Trustee. Under such circumstances, in the event that a successor depository is not obtained, certificates representing the Notes are required to be printed and delivered.

Domtar may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, certificates representing the Notes will be printed and delivered.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that Domtar believes to be reliable, but Domtar takes no responsibility for the accuracy thereof.

Payment and paying agents

We will pay principal of, premium, if any, and interest on your Notes at the office of the Trustee in the City of New York or at the office of any paying agent that we may designate. We may at any time designate additional paying agents or rescind the designation of any paying agent. We must maintain a paying agent in each place of payment for the Notes.

We will pay any interest on the Notes to the registered owner of the Notes at the close of business on the regular record date for the interest, except in the case of defaulted interest.

Any moneys deposited with the Trustee or any paying agent, or then held by us in trust, for the payment of the principal of, premium, if any, and interest on any Notes that remain unclaimed for two years after the principal, premium or interest has become due and payable will, at our request, be repaid to us. After repayment to us, you are entitled to seek payment only from us as a general unsecured creditor.

Governing law

The Notes and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

Information concerning the trustee

The Trustee under the Indenture will have all the duties and responsibilities of an indenture trustee specified in the Trust Indenture Act. The Trustee is not required to expend or risk its own funds or otherwise incur financial liability in performing its duties or exercising its rights and powers if it reasonably believes that it is not reasonably assured of repayment or adequate indemnity.

The Bank of New York is the Trustee under the Indenture. The Trustee’s current address is 101 Barclay Street, New York, New York 10286, Attention: Global Finance Americas.

The Trustee under the Indenture acts as depositary for funds of, makes loans to, and/or performs other services for, us and our subsidiaries in the normal course of business.

Certain definitions

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Attributable Obligation” means, in respect of a sale and leaseback transaction, the present value (discounted at the rate of interest implicit in such transaction, if known, or at the rate of 10% if such implicit rate is not known) of the obligation of the lessee for the Net Rental Payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended) entered into in connection therewith, such present value to be established as at the date as of which the amount of the payment is determined and in accordance with GAAP as in effect from time to time.

“Change of Control” means:

(1)

any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rules 13d 3 and 13d 5 under the Exchange Act, except that such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 40% of the total voting power of the Voting Stock of Domtar (or its successor by merger, consolidation or purchase of all or substantially all of its assets) (for the purposes of this clause, such person or group shall be deemed to beneficially own any Voting Stock of Domtar held by a parent entity, if such person or group “beneficially owns” (as defined above), directly or indirectly, more than 40% of the voting power of the Voting Stock of such parent entity); or

(2)	the first day on which a majority of the members of the Board of Directors of Domtar are not Continuing Directors; or

(3)	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of Domtar and its Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act); or

(4)	Domtar consolidates with, or merges with or into, any person, or any person consolidates with, or merges with or into, Domtar, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Domtar is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of Domtar outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee person immediately after giving effect to such issuance; or

(5)	the adoption by the stockholders of Domtar of a plan or proposal for the liquidation or dissolution of Domtar.

“Consolidated Net Tangible Assets” means, with respect to any Person, the total of all assets appearing on the most recent consolidated balance sheet of such Person, less the sum of the following amounts appearing on such consolidated balance sheet:

•

amounts, if any, at which goodwill, trademarks, trade names, copyrights, patents and other similar intangible assets (other than timber licenses) and unamortized stock or debt commission, discount, expense and premium shall appear as assets,

•	all amounts at which investments in Persons which are not being consolidated shall appear on such consolidated balance sheet as assets,

•	the amount of all liabilities appearing on such consolidated balance sheet as current liabilities, and

•	any minority interest appearing on such consolidated balance sheet,

all as determined on a consolidated basis in accordance with GAAP as in effect from time to time.

“Continuing Director” means, as of any date of determination, any member of the Board of Directors of Domtar who: (1) was a member of such Board of Directors on the Issue Date; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

“Credit Agreement” means the Credit Agreement, dated as of March 7, 2007, among Domtar, Domtar Paper Company, LLC, Domtar Inc., the banks and other financial institutions or entities from time to time parties thereto, Bank of America, N.A., Royal Bank of Canada and The Bank of

Nova Scotia, as co-documentation agents, Morgan Stanley Senior Funding, Inc., as syndication agent, and JPMorgan Chase Bank, N.A., as administrative agent, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (and whether or not with the original administrative agent and lenders or another administrative agent or agents or other lenders and whether provided under the original Credit Agreement or any other credit or other agreement or indenture).

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default with respect to the Notes.

“Exempted Debt” means without duplication (a) all indebtedness of Domtar and its Restricted Subsidiaries which is secured by a Mortgage described in clause 9 under “Certain covenants—Limitation on liens” and (b) all Attributed Obligations in respect of sale and leaseback transactions, described in clause (3) under “Certain covenants—Limitation on sale and leaseback transactions.”

“Funded Debt” of any Person means any indebtedness, whether issued, assumed or guaranteed by any Person, maturing by its terms more than one year from the date of issuance, assumption or guarantee thereof or which is extendible or renewable at the sole option of the obligor in such manner that it may become payable more than one year from the date of issuance, assumption or guarantee thereof by such Person.

“Issue Date,” means the date on which the Notes are originally issued.

“Mortgage” means any mortgage, hypothec, privilege, pledge, security interest, floating charge or other similar lien or encumbrance.

“Net Rental Payments” under any lease for any period means the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of indemnities (other than any constituting basic rent) or maintenance and repairs, insurance, taxes, assessments, water rates, utilities or similar charges required to be paid by such lessee thereunder or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, production or other measures of economic performance.

“Officers’ Certificate” means a certificate signed by (i) the Chairman of the Board of Directors, Chief Executive Officer, President or any Vice President, and (ii) the Treasurer, any Associate Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Assistant Secretary, of Domtar, and delivered to the Trustee. One of the officers signing the annual Officers’ Certificate provided to the Trustee shall be the principal executive, financial or accounting officer of Domtar.

“Opinion of Counsel” means a written opinion of counsel, who may be counsel for (and an employee of) Domtar, and who shall be reasonably acceptable to the Trustee.

“Person” means any individual, corporation, partnership, joint venture, association, limited liability company, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Principal Facility” means any mill, converting plant or manufacturing plant owned or leased at the date of the Indenture or acquired or leased by us or any subsidiary after such date and which is located within Canada or the United States, other than any mill or plant the fair market value of which as determined by our board of directors does not at the time exceed 1% of our Consolidated Net Tangible Assets.

“Principal Property” means, as the context may require, any real or immovable property forming part of or constituting any or all of the following: any Principal Facility or Timberlands.

“Purchase Money Obligation” means any indebtedness, whether or not secured, incurred in respect of the cost of acquisition of any property (including shares of capital stock or debt) or of the cost of construction or improvement of any property acquired, constructed or improved after the date of the Indenture, which indebtedness existed at the time of acquisition or was created, issued, incurred, assumed or guaranteed contemporaneously with the acquisition, construction or improvement or within 120 days after the completion thereof (or subsequently if created pursuant to a firm commitment financing arrangement obtained within such 120-day period, provided that the related indebtedness is created within 90 days after the expiration of such 120-day period) and includes any extension, renewal or refunding of any such indebtedness if the principal amount thereof outstanding on the date of such extension, renewal or refunding is not increased.

“Restricted Subsidiary” means (a) a subsidiary which, as at the end of our then most recently completed fiscal quarter, had Consolidated Net Tangible Assets representing 5% or more of our Consolidated Net Tangible Assets (including such subsidiary) and owns or leases any interest in a Principal Property and (b) any other subsidiary which our board of directors shall have determined to be a Restricted Subsidiary. Any determination mentioned in (b) shall be irrevocable, provided, however, that our board of directors may determine that a Restricted Subsidiary described in (b) shall cease to be a Restricted Subsidiary and shall become an Unrestricted Subsidiary if:

•

a Person other than us or a Restricted Subsidiary shall hold a minority interest in such Restricted Subsidiary of at least 15% of the common shareholders’ equity (or equivalent equity interests) of such Restricted Subsidiary, and

•	immediately after such Restricted Subsidiary becomes an Unrestricted Subsidiary, no Default or Event of Default shall exist.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of Domtar within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Subsidiary Guarantee” means, individually, any guarantee of payment of the Notes pursuant to the terms of the Indenture and any supplemental indenture thereto, and, collectively, all such guarantees. Each such Subsidiary Guarantee will be in the form prescribed by the Indenture.

“Subsidiary Guarantors” means each subsidiary of ours in existence on the Issue Date that provides a Subsidiary Guarantee on the Issue Date and any other subsidiary of ours that provides a Subsidiary Guarantee in accordance with the Indenture; provided that upon the release or discharge of such subsidiary from its Subsidiary Guarantee in accordance with the terms of the Indenture, such subsidiary shall cease to be a Subsidiary Guarantor.

“Timberlands” means any real or immovable property located within Canada or the United States and (a) which is owned by us or any subsidiary and contains, or (b) with respect to which we or any subsidiary is entitled under any lease, license or similar agreement to cut and remove, standing timber which is (or upon completion of a growth cycle then in process is expected to become) of a commercial quantity and of merchantable quality, other than (i) any such property which at the time of determination is not held primarily for the production of lumber or other wood products, (ii) any such property the fair market value of which as determined by our board of directors does not at the time exceed 1% of our Consolidated Net Tangible Assets or (iii) any reserves of oil and gas located under such property.

“Unrestricted Subsidiary” means any subsidiary of Domtar which is not a Restricted Subsidiary at the time of determination.

“Voting Stock” of any Person means capital stock of any class of such Person then outstanding and which ordinarily has voting power for the election of directors or other governing body of such Person.

Certain material U.S. federal tax consequences

The following is a discussion of certain material United States federal tax consequences of the ownership and disposition of the notes purchased pursuant to this offering. This discussion only addresses tax considerations for beneficial owners of the notes that acquire the notes at original issue at their “issue price” and that hold the notes as “capital assets”, within the meaning of the Code. This discussion is based upon the Code, Treasury regulations (including proposed Treasury regulations) issued thereunder, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect.

This discussion does not address all aspects of United States federal income taxation that may be relevant to a U.S. Holder or Non-U.S. Holder (each as defined below) in light of such holder’s particular circumstances, or to U.S. Holders subject to special rules such as (1) banks, regulated investment companies, real estate investment trusts, insurance companies, dealers in securities or currencies or tax-exempt organizations, (2) persons holding the notes as part of a straddle, hedge, conversion or other integrated transaction, (3) persons who mark their securities to market for United States federal income tax purposes or whose functional currency is not the U.S. dollar, (4) United States expatriates or (5) persons subject to alternative minimum taxes.

As used herein, a “U.S. Holder” means a holder of a note that is for United States federal tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if it (X) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (Y) has a valid election in effect under applicable Treasury regulations to be treated as a United States person. A “Non-U.S. Holder” is a holder (other than a partnership) that is not a U.S. Holder.

If an entity treated as a partnership for United States federal income tax purposes holds the notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding the notes should consult their own tax advisers.

The following discussion is for general information only and is not tax advice. Accordingly, we recommend that you consult your own tax advisers as to the particular tax consequences to you of the matters discussed herein, including the applicability and effect of any state, local or non-United States tax laws and any recent or prospective changes in applicable tax laws.

U.S. Holders

The following is a summary of certain United States federal income tax consequences that will apply to you if you are a U.S. Holder.

Taxation of interest on the notes

Subject to the discussion below under “—Certain additional payments,” in general, interest that is “qualified stated interest” (as defined below) on a note will be taxable to a U.S. Holder as ordinary interest income, as received or accrued, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes.

Original issue discount

The notes will be considered to bear original issue discount (“OID”). Under the rules governing OID, regardless of a U.S. Holder’s method of accounting, a U.S. Holder will be required to accrue its pro rata share of OID on a note on a constant yield basis and include such accruals in gross income.

The amount of OID that a U.S. Holder is required to include in income with respect to a taxable year is the sum of the “daily portions” of OID with respect to the note for each day during such taxable year on which the U.S. Holder is the beneficial owner of the note. The daily portions of OID in respect of a note are determined by allocating to each day in an “accrual period” the ratable portion of OID on such note that accrues in the accrual period as described below.

The accrual period for a note may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and that each scheduled payment of interest or principal occurs on the first or final day of an accrual period. The amount of OID on a note that accrues in an accrual period is the product of the “yield to maturity” on the note (adjusted to reflect the length of the accrual period) and the “adjusted issue price” of the note at the beginning of such accrual period, less the amount of any “qualified stated interest” (which is stated interest that is unconditionally payable at least annually at a single fixed rate over the entire term of the note) allocable to such accrual period. The yield to maturity on a note is the discount rate that, when used in computing the present value of all payments to be made under the note, produces an amount equal to its issue price. The adjusted issue price of a note at the beginning of the first accrual period equals its issue price and for any subsequent accrual periods is (x) the sum of (a) its issue price and (b) any OID previously accrued thereon, minus (y) the amount of any payments (other than qualified stated interest) previously received with respect to the note. Consequently, a U.S. Holder of a note will be required to include OID thereon in gross income for U.S. federal income tax purposes in advance of the receipt of cash attributable to such income.

A U.S. Holder’s tax basis in a note (the amount paid for the note determined at the time of purchase) will be increased by the amount of OID that is included in such U.S. Holder’s income pursuant to the foregoing rules and will be decreased by the amount of any cash payments received (other than payments of qualified stated interest).

The rules regarding OID are complex and the rules described above may not apply in all cases. Accordingly, you should consult your own tax advisors regarding their application.

Certain additional payments

It is possible that the IRS could assert that the payment by us of 101% of the principal amount of the notes under the circumstances described above under the heading “Description of the notes—Change of control” is a contingent payment for purposes of the OID rules. If any such payment is treated as a contingent payment, the notes may be treated as contingent payment debt instruments, in which case the timing and amount of income inclusions and the character of income recognized may be different from the consequences discussed herein. The Treasury regulations regarding debt instruments that provide for one or more contingent payments state that, for purposes of determining whether a debt instrument is a contingent payment debt instrument, remote or incidental contingencies are ignored. We believe that the possibility of our making these payments is remote and, accordingly, we will not treat the notes as contingent payment debt instruments. Our determination will be binding on all U.S. Holders except a U.S. Holder that discloses its differing position in a statement attached to its timely filed U.S. federal income tax return for the taxable year during which a note was acquired. Our determination is not, however, binding on the IRS, and if the IRS were to challenge such determination, a U.S. Holder might be required to accrue income on a note using a method different than the method described above in respect of “qualified stated interest” and OID, and to treat as ordinary income, rather than capital gain, any income recognized on the taxable disposition of a note before the resolution of the contingencies. In the event a change in control actually occurs, it would affect the amount and timing (and possibly character) of the income that a U.S. Holder will recognize. This discussion assumes that our determination that this contingency is remote is correct and assumes that the notes will not be treated as contingent payment debt instruments.

Sale, exchange, redemption, retirement or other disposition of the notes

In general, you will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of a note measured by the difference between the amount realized on the disposition (less an amount equal to any accrued and unpaid interest, which will be treated as ordinary interest income if not previously included in income) and your adjusted basis in the note. Your adjusted basis in a note will generally equal the issue price of the note increased by OID, if any, previously included in income and decreased by the amount of any cash payments received (other than payments of qualified stated interest), as described above under “—Original Issue Discount.” Such gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. Your holding period for the note will begin on the day after you acquire the note pursuant to this offering. The deductibility of capital losses is subject to limitations.

Information reporting and backup withholding

In general, information reporting requirements will apply to interest (including OID) accrued on the notes, payments of principal made in respect of the notes, and to payments of proceeds from the sale, exchange, redemption or other disposition of the notes unless you are an exempt recipient (such as a corporation). A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.

Non-U.S. Holders

The following is a summary of certain United States federal income and estate tax consequences that will apply to you if you are a Non-U.S. Holder.

As noted above under “—U.S. Holders—Certain additional payments,” we expect to take the position for U.S. federal income tax purposes that the likelihood that we will be obligated to pay additional payments with respect to the notes is remote, and the discussion below assumes that our determination in this regard is correct.

United States federal withholding tax

The general 30% United States federal withholding tax will not apply to any payment of principal and, under the “portfolio interest rule,” payment of interest (including OID) on the notes, provided certain conditions discussed below are met. The “portfolio interest rule” will apply only if:

•	you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of Domtar’s voting stock within the meaning of the Code and applicable Treasury regulations;

•	you are not a controlled foreign corporation that is related to Domtar through stock ownership;

•	you are not a bank whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code; and

•

either (a) you provide your name and address on an IRS Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person as defined under the Code or (b) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable Treasury regulations. The President of the United States has recently proposed changes to the procedures for this requirement where securities are held through an intermediary.

Special certification rules apply to holders that are non-U.S. pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, payments of interest (including OID) on the notes made to you will be subject to the 30% United States federal withholding tax, unless you provide a properly executed:

•	IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under an applicable income tax treaty; or

•

IRS Form W-8ECI (or other applicable form) stating that interest paid (and OID accrued) on the notes is effectively connected with your conduct of a trade or business in the United States (as discussed below under “United States federal income tax”).

The 30% United States federal withholding tax generally will not apply to any gain that you realize on the sale, exchange, retirement or other disposition of a note.

United States federal income tax

If you are engaged in a trade or business in the United States and interest (including OID) on the notes is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), then you will be subject to United States federal income tax on that interest (including OID) on a net income basis (although you will be exempt from the 30% United States federal withholding tax, provided the certification requirements discussed above in “United States federal withholding tax” are satisfied) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax at the rate of 30% (or lower applicable income tax treaty rate).

Any gain realized on the sale, exchange, redemption, retirement or other disposition of a note generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), in which case you will generally be subject to U.S. federal income tax with respect to such gain in the same manner as if you were a United States person as defined under the Code and, if you are a foreign corporation, you may also be subject to a U.S. branch profits tax at the rate of 30% (or lower applicable income tax treaty rate); or

•

you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met, in which case you will be subject to a flat 30% U.S. federal income tax on such gain, which generally may be offset by U.S. source capital losses.

United States federal estate tax

A note held by an individual holder who is neither a citizen nor a resident of the United States (specifically defined for estate tax purposes) at the time of his or her death generally will not be subject to U.S. federal estate tax, provided that (i) such individual holder does not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of Domtar stock and (ii) payments of interest (including OID) on such note would not have been considered effectively connected with a trade or business in the United States.

Information reporting and backup withholding

Generally, the relevant information reporting agents must report to the IRS and to Non-U.S. Holders the amount of interest paid (or OID accrued) with respect to the notes and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments (and OID) and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

Payments of principal and interest (including OID) made in respect of the notes and payments of proceeds from the sale, exchange, redemption, or other disposition of the notes to you will generally not be subject to information reporting requirements (except as described in the paragraph above) or backup withholding provided you certify your exempt status by delivering a properly executed IRS Form W-8BEN (or an appropriate substitute form).

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.

Underwriting

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, we have agreed to sell to the underwriters named below, for whom J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated are acting as representatives, and they have severally agreed to purchase, the following respective principal amounts of the notes:

Underwriter	Principal amount of notes

J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
Banc of America Securities LLC
RBC Capital Markets Corporation
Scotia Capital (USA) Inc.
BMO Capital Markets Corp.
CIBC World Markets Corp.
Citigroup Global Markets Inc.
Desjardins Securities International Inc.
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
NBF Securities (USA) Corp.
TD Securities (USA) LLC
Fortis Securities LLC
Rabo Securities USA, Inc.

Total	$250,000,000

The obligations of the underwriters under the underwriting agreement, including their agreement to purchase notes from us, are several and not joint. Those obligations are also subject to various conditions in the underwriting agreement being satisfied. The underwriters have agreed to purchase all of the notes if any of them are purchased. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters initially propose to offer the notes to the public at the public offering price that appears on the cover of this prospectus. The underwriters may offer the notes to selected dealers at the public offering price minus a concession of up to     % of the principal amount. In addition, the underwriters may allow, and those selected dealers may reallow, a concession of up to     % of the principal amount to certain other dealers. After the initial offering, the underwriters may change the public offering price and any other selling terms.

We will not offer or sell any of our debt securities having a term of more than one year (other than the notes) for a period of 30 days after the date of this prospectus without the prior consent of J.P. Morgan Securities Inc. We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The notes are a new issue of securities for which there is no established public market. We do not intend to apply for a listing of the notes on any national securities exchange or to arrange for quotation on any automated dealer quotation system. The underwriters have advised us that they intend to make a market in the notes, as permitted by applicable laws and regulations;

however, the underwriters are not obligated to do so and they may discontinue their market–making activities at any time without notice. Accordingly, an active public trading market for the notes may not develop and the market price and liquidity of the notes may be adversely affected.

In connection with the offering, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In particular, certain of the underwriters or their affiliates are lenders under the Credit Agreement and may receive a portion of the net proceeds from this offering to the extent such proceeds are used to pay down amounts outstanding under the Credit Agreement. J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated are acting as dealer managers in connection with our offer to purchase for cash up to an aggregate principle amount of $250,000,000 of our outstanding 7.875% notes due 2011. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Two directors of TD Bank Financial Group are also directors of Domtar Corporation.

Legal matters

The validity of the notes and the subsidiary guarantees will be passed upon for us by Debevoise & Plimpton LLP, New York, New York; Hooper Hathaway, Price, Beuche & Wallace, P.C., Ann Arbor, Michigan; Pierce Atwood LLP, Portland, Maine; Quarles & Brady LLP, Milwaukee, Wisconsin; and Richards, Layton & Finger, P.A., Wilmington, Delaware. Certain matters with respect to the notes will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

The consolidated financial statements as of and for the years ended December 31, 2008 and December 30, 2007 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements and financial statement schedule of Domtar Corporation for the year ended December 31, 2006, have been incorporated by reference herein in reliance upon the report of KPMG LLP (“KPMG”), an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Domtar Corporation has agreed to indemnify and hold KPMG harmless against and from any and all legal costs and expenses incurred by KPMG in the successful defense of any legal action or proceeding that arises as a result of KPMG’s consent to the incorporation by reference of its audit report on Domtar Corporation’s past financial statements and financial statement schedule incorporated by reference in this registration statement.

Where you can find more information

The Company has filed with the SEC a registration statement on Form S-3 under the Securities Act, of which this prospectus forms a part, to register with the SEC the notes offered by this prospectus.

This prospectus does not contain all of the information set forth in the registration statement or the exhibits to the registration statement, selected portions of which are omitted in accordance with the rules and regulations of the SEC. For further information pertaining to the Company, reference is made to the registration statement and its exhibits.

Statements contained in this prospectus or any document incorporated by reference in this prospectus as to the contents of any contract or other document referred to within this prospectus or any such document are not necessarily complete and reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement in this prospectus regarding an agreement or other document is qualified in all respects by such agreement or other document.

You may read and copy all or any portion of the registration statement at the offices of the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC maintains a website, www.sec.gov, that contains reports, proxy and prospectus and other information regarding registrants, such as the Company, that file electronically with the SEC. The Company is subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, files periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference rooms and the SEC’s website. You can also find additional information about the Company at www.domtar.com.

Incorporation of certain information by reference

The SEC allows us to “incorporate by reference” in this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information contained in or incorporated by reference in this prospectus. We incorporate by reference the following documents (or portions thereof):

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009;

•	Our Definitive Proxy Statement dated April 24, 2009; and

•	Our Current Reports on Form 8-K dated March 12, 2009, April 16, 2009, May 11, 2009 and June 1, 2009.

We also incorporate by reference all future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus until the termination of this offering.

Part II

Information not required in prospectus

Item 14.	Other expenses of issuance and distribution

This registration statement is filed to register the notes offered by this prospectus. All amounts below, other than the registration fee, are estimated and are subject to future contingencies.

Registration Fee	$ *
Legal Fees and Expenses	350,000
Accounting Fees and Expenses	175,000
Printing	50,000
FINRA Fee	75,500
Rating Agency Fees	233,750

Total	$884,250

*	This registration statement relates to the registration of senior notes having an indeterminate maximum aggregate principal amount. Payment of the registration fee has been deferred and will be calculated and paid in accordance with Rule 456(b) and Rule 457(r) under the Securities Act.

Item 15.	Indemnification of Directors and Officers

The following summary is qualified in its entirety by reference to the complete text of the statutes referred to below and the Registrants’ certificate of incorporation and by-laws.

Limitation of Liability of Directors

The Registrant is a Delaware corporation. The Registrant’s certificate of incorporation limits the liability of its directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any breach of their duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law relating to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

The limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

Indemnification of Officers and Directors

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, or a derivative action, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

As permitted by Section 145 of the Delaware General Corporation Law, the Registrant’s certificate of incorporation provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the Registrant or, while a director or officer of the Registrant, is or was serving at the Registrant’s request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, whether the basis of such proceeding is an alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by the Registrant to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith, except that the Registrant’s certificate of incorporation provides for indemnification in a derivative action or suit initiated by any such person only if, subject to certain exceptions, the Registrant’s board of directors authorized such proceeding. Such indemnification continues as to a person who has ceased to be a director, officer, employee or agent and inures to the benefit of such person’s heirs, executors and administrators.

The Registrant maintains insurance, at its expense, to protect itself and any director, officer, employee or agent of the Registrant or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not it would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

Director and Officer indemnification agreements

The Company has entered into indemnification agreements with each of its directors, including John D. Williams, who is also the Company’s President and Chief Executive Officer. Each indemnification agreement provides that the Company will indemnify and hold harmless the individual (the “Indemnitee”) to the fullest extent permitted by Delaware law against losses incurred by reason of the fact that the Indemnitee is a director, officer, employee or agent of the Company. In addition, the Company will advance to the Indemnitee certain expenses incurred by the Indemnitee in defending against an indemnifiable claim. The Indemnitee agrees to repay to the Company all amounts advanced to the Indemnitee by the Company if the Indemnitee is ultimately determined not to be entitled to indemnification in respect of such claim. The Company intends to enter into substantially similar indemnification agreements with each Board-appointed officer.

Item 16.	Exhibits

Exhibit number	Exhibit description

1.1	Form of Underwriting Agreement*

4.1	Form of Indenture among Domtar, Domtar Paper Company, LLC and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee, relating to Domtar’s (i) 7.125% Notes due 2015, (ii) 5.375% Notes due 2013, (iii) 7.875% Notes due 2011, (iv) 9.5% Notes due 2016 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4, Amendment No.1 filed with the SEC on October 16, 2007)

4.2	Supplemental Indenture, dated February 15, 2008, among Domtar, Domtar Paper Company, LLC, The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee, and the new subsidiary guarantors parties thereto, relating to Domtar’s (i) 7.125% Notes due 2015, (ii) 5.375% Notes due 2013, (iii) 7.875% Notes due 2011, (iv) 9.5% Notes due 2016 (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed with the SEC on February 21, 2008)

4.3	Second Supplemental Indenture, dated February 20, 2008, among Domtar, Domtar Paper Company, LLC, The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee, and the new subsidiary guarantor party thereto, relating to Domtar’s (i) 7.125% Notes due 2015, (ii) 5.375% Notes due 2013, (iii) 7.875% Notes due 2011, (iv) 9.5% Notes due 2016 (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K filed with the SEC on February 21, 2008)

4.4	Form of Third Supplemental Indenture among Domtar, the subsidiary guarantors party thereto, and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee, relating to the notes offered hereby*

5.1	Opinion of Debevoise & Plimpton LLP

5.2	Opinion of Hooper, Hathaway, Price, Beuche & Wallace, P.C.

5.3	Opinion of Pierce Atwood LLP

5.4	Opinion of Quarles & Brady LLP

5.5	Opinions of Richards, Layton & Finger, P.A.

23.1	Consent of Debevoise & Plimpton LLP (contained in Exhibit 5.1)

23.2	Consent of Hooper Hathaway, Price, Beuche & Wallace, P.C. (contained in Exhibit 5.2)

23.3	Consent of Pierce Atwood LLP (contained in Exhibit 5.3)

Exhibit number	Exhibit description

23.4	Consent of Quarles & Brady LLP (contained in Exhibit 5.4)

23.5	Consents of Richards, Layton & Finger, P.A. (contained in Exhibit 5.5)

23.6	Consent of KPMG LLP relating to Domtar Corporation

23.7	Consent of PricewaterhouseCoopers LLP relating to Domtar Corporation

24.1	Powers of Attorney

25.1	Form T-1 Statement of Eligibility and Qualification of Trustee under the Trust Indenture Act of 1939 of The Bank of New York, as Trustee, under the Indenture

*	To be filed on Form 8-K

Item 17.	Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is a part of the registration statement will, as to a purchaser with a time of contract sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was a part of the registration statement or made in any such document immediately prior to such effective date.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange

Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)	That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Montreal, Québec, Canada, on June 2, 2009.

DOMTAR CORPORATION

By:	/s/ John D. Williams
Name:	John D. Williams
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John D. Williams John D. Williams	President and Chief Executive Officer (Principal Executive Officer) and Director	June 2, 2009

/s/ Daniel Buron Daniel Buron	Senior Vice-President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 2, 2009

* Harold H. MacKay	Director	June 2, 2009

* Jack C. Bingleman	Director	June 2, 2009

* Louis P. Gignac	Director	June 2, 2009

* Brian M. Levitt	Director	June 2, 2009

* W. Henson Moore	Director	June 2, 2009

* Michael R. Onustock	Director	June 2, 2009

* Robert J. Steacy	Director	June 2, 2009

* William C. Stivers	Director	June 2, 2009

* Pamela B. Strobel	Director	June 2, 2009

Richard Tan	Director	June 2, 2009

* Denis Turcotte	Director	June 2, 2009

*	Signed by Razvan Theodoru as attorney-in-fact.

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Montreal, Quebec, Canada on June 2, 2009.

CONBORD INC.

By:	/s/ Razvan Theodoru
Name:	Razvan Theodoru
Title:	Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated

Signature	Title	Date

* Gilles Pharand	Director	June 2, 2009

/s/ Razvan Theodoru Razvan Theodoru	Director	June 2, 2009

/s/ Zygmunt Jablonski Zygmunt Jablonski	Director	June 2, 2009

* Nicholas Willis	Assistant Treasurer	June 2, 2009

*	Signed by Razvan Theodoru as attorney-in-fact.

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Montreal, Quebec, Canada on June 2, 2009.

DOMTAR A.W. LLC

By:	/s/ Razvan Theodoru
Name:	Razvan Theodoru
Title:	Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated

Signature	Title	Date

* Roger H. Brear	President and Manager	June 2, 2009

* George G. Mick	Treasurer and Manager	June 2, 2009

/s/ Zygmunt Jablonski Zygmunt Jablonski	Manager	June 2, 2009

*	Signed by Razvan Theodoru as attorney-in-fact.

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Montreal, Quebec, Canada on June 2, 2009.

DOMTAR INDUSTRIES INC.

By:	/s/ Razvan Theodoru
Name:	Razvan Theodoru
Title:	Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated

Signature	Title	Date

* John D. Williams	President and Director	June 2, 2009

* George G. Mick	Treasurer and Director	June 2, 2009

* Gilles Pharand	Director	June 2, 2009

* Roger H. Brear	Director	June 2, 2009

*	Signed by Razvan Theodoru as attorney-in-fact.

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Montreal, Quebec, Canada on June 2, 2009.

DOMTAR MAINE LLC

By:	/s/ Razvan Theodoru
Name:	Razvan Theodoru
Title:	Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated

Signature	Title	Date

* Roger H. Brear	President and Manager	June 2, 2009

* George G. Mick	Treasurer and Manager	June 2, 2009

/s/ Zygmunt Jablonski Zygmunt Jablonski	Manager	June 2, 2009

*	Signed by Razvan Theodoru as attorney-in-fact.

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Montreal, Quebec, Canada on June 2, 2009.

DOMTAR PAPER COMPANY, LLC

By:	/s/ Razvan Theodoru
Name:	Razvan Theodoru
Title:	Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated

Signature	Title	Date

* John D. Williams	Director	June 2, 2009

* Michael Edwards	Director	June 2, 2009

*	Signed by Razvan Theodoru as attorney-in-fact.

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Montreal, Quebec, Canada on June 2, 2009.

DOMTAR WISCONSIN DAM CORP.

By:	/s/ Razvan Theodoru
Name:	Razvan Theodoru
Title:	Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated

Signature	Title	Date

* Roger H. Brear	President and Director	June 2, 2009

* George G. Mick	Treasurer and Director	June 2, 2009

* Gilles Pharand	Director	June 2, 2009

*	Signed by Razvan Theodoru as attorney-in-fact.

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Montreal, Quebec, Canada on June 2, 2009.

E.B. EDDY PAPER, INC.

By:	/s/ Razvan Theodoru
Name:	Razvan Theodoru
Title:	Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated

Signature	Title	Date

* Mark A. Bessette	President and Director	June 2, 2009

* George G. Mick	Treasurer and Director	June 2, 2009

* Gilles Pharand	Director	June 2, 2009

*	Signed by Razvan Theodoru as attorney-in-fact.

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Montreal, Quebec, Canada on June 2, 2009.

PORT HURON FIBER CORPORATION

By:	/s/ Razvan Theodoru
Name:	Razvan Theodoru
Title:	Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated

Signature	Title	Date

* Gilles Pharand	President and Director	June 2, 2009

* George G. Mick	Treasurer	June 2, 2009

/s/ Razvan Theodoru Razvan Theodoru	Director	June 2, 2009

*	Signed by Razvan Theodoru as attorney-in-fact.

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Montreal, Quebec, Canada on June 2, 2009.

RIS PAPER COMPANY, INC.

By:	/s/ Razvan Theodoru
Name:	Razvan Theodoru
Title:	Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated

Signature	Title	Date

* James F. Lenhoff	President and Director	June 2, 2009

* Daniel Buron	Vice President, Finance and Treasurer	June 2, 2009

* Roger H. Brear	Director	June 2, 2009

* Peter W. Strople	Director	June 2, 2009

* Gilles Pharand	Director	June 2, 2009

*	Signed by Razvan Theodoru as attorney-in-fact.

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Montreal, Quebec, Canada on June 2, 2009.

ST. CROIX WATER POWER COMPANY

By:	/s/ Razvan Theodoru
Name:	Razvan Theodoru
Title:	Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated

Signature	Title	Date

* Roger H. Brear	President and Director	June 2, 2009

* George G. Mick	Treasurer and Director	June 2, 2009

/s/ Zygmunt Jablonski Zygmunt Jablonski	Director	June 2, 2009

/s/ Razvan Theodoru Razvan Theodoru	Director	June 2, 2009

* Gilles Pharand	Director	June 2, 2009

*	Signed by Razvan Theodoru as attorney-in-fact.

Exhibit index

Exhibit number	Exhibit description

1.1	Form of Underwriting Agreement*

4.1	Form of Indenture among Domtar, Domtar Paper Company, LLC and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee, relating to Domtar’s (i) 7.125% Notes due 2015, (ii) 5.375% Notes due 2013, (iii) 7.875% Notes due 2011, (iv) 9.5% Notes due 2016 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4, Amendment No.1 filed with the SEC on October 16, 2007)

4.2	Supplemental Indenture, dated February 15, 2008, among Domtar, Domtar Paper Company, LLC, The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee, and the new subsidiary guarantors parties thereto, relating to Domtar’s (i) 7.125% Notes due 2015, (ii) 5.375% Notes due 2013, (iii) 7.875% Notes due 2011, (iv) 9.5% Notes due 2016 (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed with the SEC on February 21, 2008)

4.3	Second Supplemental Indenture, dated February 20, 2008, among Domtar, Domtar Paper Company, LLC, The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee, and the new subsidiary guarantor party thereto, relating to Domtar’s (i) 7.125% Notes due 2015, (ii) 5.375% Notes due 2013, (iii) 7.875% Notes due 2011, (iv) 9.5% Notes due 2016 (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K filed with the SEC on February 21, 2008)

4.4	Form of Third Supplemental Indenture among Domtar, the subsidiary guarantors party thereto, and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee, relating to the notes offered hereby*

5.1	Opinion of Debevoise & Plimpton LLP

5.2	Opinion of Hooper Hathaway, Price, Beuche & Wallace, P.C.

5.3	Opinion of Pierce Atwood LLP

5.4	Opinion of Quarles & Brady LLP

5.5	Opinions of Richards, Layton & Finger, P.A.

23.1	Consent of Debevoise & Plimpton LLP (contained in Exhibit 5.1)

23.2	Consent of Hooper, Hathaway, Price, Beuche & Wallace, P.C. (contained in Exhibit 5.2)

23.3	Consent of Pierce Atwood LLP (contained in Exhibit 5.3)

23.4	Consent of Quarles & Brady LLP (contained in Exhibit 5.4)

23.5	Consents of Richards, Layton & Finger, P.A. (contained in Exhibit 5.5)

23.6	Consent of KPMG LLP relating to Domtar Corporation

23.7	Consent of PricewaterhouseCoopers LLP relating to Domtar Corporation

24.1	Powers of Attorney

25.1	Form T-1 Statement of Eligibility and Qualification of Trustee under the Trust Indenture Act of 1939 of The Bank of New York, as Trustee, under the Indenture

*	To be filed on Form 8-K